Filed pursuant to General Instruction II. L of Form F-10;
File No. 333-164530

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 12, 2010)

2,500,000 Common Shares

SEABRIDGE GOLD INC.

US$22.90 per Common Share

Seabridge Gold Inc. (“Seabridge” or the “Company”) is offering (this “Offering”) 2,500,000 common shares, without par value (the “Common Shares”). The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the NYSE AMEX Equities (formerly the American Stock Exchange) (“AMEX”) under the symbol “SA”. On February 25, 2010, the closing price of the Common Shares on the TSX and AMEX was CDN$24.37 and US$22.94 per Common Share, respectively.

Investing in the Common Shares involves significant risks. See “Risk Factors” beginning on page 24 of the accompanying prospectus.

	Per Common Share	Total
Public offering price	US$22.90	US$57,250,000
Underwriting commissions	US$1.4885	US$3,721,250
Proceeds, before expenses, to the Company	US$21.4115	US$53,528,750

The Company has granted the underwriters (the “Underwriters”) a 30-day option (the “Over-Allotment Option”) to purchase up to 375,000 additional Common Shares to cover any over-allotments, if any.

Delivery of the Common Shares is expected to occur on or about March 3, 2010.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements, including those incorporated by reference in the accompanying prospectus, in accordance with Canadian generally accepted accounting principles, and such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition and disposition of Common Shares may have tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company exists under the federal laws of Canada, many of the Company’s officers and directors are residents of Canada, some or all of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and most of the Company’s assets and the assets of said persons are located outside the United States.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Dahlman Rose & Company	Nomura Securities

Co-Manager

CI Capital Markets

The date of this prospectus supplement is February 25, 2010

Prospectus Supplement

Prospectus

i

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this Offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of this Offering. If the description of the Common Shares varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement or contained or incorporated by reference in the accompanying prospectus. The Company has not, and the Underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company and the Underwriters are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference in the accompanying prospectus is accurate only as of the date of that document. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Seabridge” or the “Company” include Seabridge Gold Inc. and each of its subsidiaries. All capitalized terms used but not otherwise defined herein have the meanings provided in the accompanying prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this prospectus supplement or contained or incorporated by reference in the accompanying prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and resource information contained herein, in the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in the accompanying prospectus, use the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this prospectus supplement and the accompanying prospectus, or in the documents incorporated by reference in the accompanying prospectus, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, are presented in Canadian dollars. In this prospectus supplement and the accompanying prospectus, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information” in the accompanying prospectus. On February 25, 2010, the noon buying rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.9368.

The financial statements incorporated by reference in the accompanying prospectus, and the selected consolidated financial data derived therefrom included herein and in the accompanying prospectus, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so these financial statements are not comparable to the financial statements of U.S. companies. For a discussion of the principal differences between the Company’s financial results under Canadian GAAP and U.S. GAAP, prospective investors should refer to the Company’s audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and the unaudited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008. See “Documents Incorporated by Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Company’s projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Company’s KSM Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at the Company’s mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company’s history of losses and expectation of future losses;
•	risks related to the Company’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether there are any economic reserves existing on the Company’s mineral properties;
•	uncertainties relating to the assumptions underlying the Company’s resource estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Company’s mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
•	uncertainty related to title to the Company’s mineral properties;
•	risks related to unsettled First Nations rights and title;
•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and personnel;
•	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; and
•	the Company’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the accompanying prospectus under the heading “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SUMMARY

The following summary contains basic information about the Company and this Offering and is not intended to be complete. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus before making an investment decision. See “Documents Incorporated by Reference” and “Additional Information”. You should also carefully consider the matters discussed under “Risk Factors” in the accompanying prospectus.

The Company

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Company’s strategy to achieve this goal is to optimize gold ownership per Common Share by increasing gold resources more rapidly than shares outstanding. The Company believes this ratio of gold resources per Common Share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and developing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner with other companies or sell assets that were ready for production. In the Company’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold resources per Common Share. The Company therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the following order, subject to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves. The Company believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold resources per Common Share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Estimated resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories, including inferred resources) and has been paying less than US$0.10 per ounce per year in holding costs.

By 2002, with the gold price on the rise, the Company believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge’s strategy entered its second phase, which was to expand the Company’s resource base through carefully targeted exploration. This phase proved highly successful, with total measured and indicated gold resources growing 431% between 2003 and 2009, and Common Shares outstanding increasing only 36.3% during the same period.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading mineral resources to reserves. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Company’s most important asset. The permitting process began and the Company undertook a substantial infill drilling program to raise the confidence level in the project’s resources. Work now in progress is anticipated to lead to a completed preliminary feasibility study for the KSM Project in April 2010.

The Company’s attention is now turning to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then-prevailing gold price. Given the increase in the gold price since early 2008, the Company is considering a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of non-core assets, consistent with the Company’s strategy of limiting share dilution. The Company intends to continue selling non-core assets as opportunities arise.

At the date of this prospectus supplement, the estimated gold resources at the Company’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)(1)

	Cut- Off Grade (g/T)	Measured					Indicated					Inferred
PROJECT		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	0.50	659,700	0.64	13,574	0.17	2,472	1,080,900	0.58	20,156	0.17	4,050	537,000	0.44	7,597	0.14	1,657
Sulphurets	gold	—	—	—	—	—	159,000	0.63	3,221	0.28	981	144,000	0.50	2,317	0.16	511
Kerr	equiv.	—	—	—	—	—	237,500	0.26	1,985	0.48	2,513	76,100	0.20	489	0.30	503
KSM Total	—	659,700	0.64	13,574	0.17	2,472	1,477,400	0.53	25,362	0.23	7,544	757,100	0.43	10,403	0.16	2,671
Courageous Lake	0.83	6,293	2.92	591	—	—	53,020	2.14	3,648	—	—	93,720	1.98	5,966	—	—
Grassy Mountain	0.55	—	—	—	—	—	18,657	1.54	924	—	—	1,722	1.10	61	—	—
Quartz Mountain	0.34	3,480	0.98	110	—	—	54,330	0.91	1,591	—	—	44,800	0.72	1,043	—	—
Red Mountain	1.00	1,260	8.01	324	—	—	340	7.041	76	—	—	2,079	3.71	248	—	—
Castle/Black Rock	0.25	4,120	0.57	75	—	—	8,260	0.53	140	—	—	7,950	0.37	93	—	—

(1)	These resource estimates have been prepared in accordance with NI 43 – 101. See “Cautionary Note to United States Investors”.

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Company when the current phase of better defining the economics of these projects has been further advanced. Realizing value for the Company’s shareholders will depend on the potential financial return for a prospective purchaser or partner as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this time.

Scientific and technical information contained in this summary has been extracted from materials prepared by various qualified persons as more particularly described in the accompanying prospectus. See “The Company — KSM Project”, “The Company — Courageous Lake Project” and “Interest of Experts” in the accompanying prospectus.

The Offering

Issuer
Seabridge Gold Inc.
Securities offered
2,500,000 Common Shares.
Public offering price
US$22.90 per Common Share.
Common Shares outstanding after this Offering(1)
40,160,185 Common Shares (40,535,185 Common Shares if the Over-Allotment Option is exercised in full).
Over-Allotment Option
The Company has granted the Underwriters an Over-Allotment Option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of this Offering, to purchase up to an additional 375,000 Common Shares at the public offering price set forth on the cover of this prospectus supplement (less the underwriting commissions) to cover over-allotments, if any.
Use of proceeds
The Company estimates that the net proceeds from this Offering will be approximately US$52.7 million (approximately US$60.8 million if the Underwriters exercise the Over-Allotment Option in full), after deducting the underwriting commissions and estimated expenses of this Offering. The Company intends to use the net proceeds from this Offering for general corporate purposes, including to fund the exploration and development of the Company’s mineral properties, notably the Courageous Lake Project. See “Use of Proceeds”.
Tax considerations
Purchasing the Common Shares may have tax consequences in both the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these consequences fully. You should read the tax discussion in this prospectus supplement and consult with your own tax advisor. See “Certain Income Tax Considerations for U.S. Holders” and “Certain Income Tax Considerations for Canadian Holders”.
Stock exchange symbols
The outstanding Common Shares are listed on the TSX under the symbol “SEA” and on AMEX under the symbol “SA”. The Common Shares offered hereby have been approved for listing on AMEX. The Company has applied to list the Common Shares offered hereby on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX.
Risk factors
An investment in the Common Shares involves significant risk. See “Risk Factors” beginning on page 24 of the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the Common Shares.

(1)	Based on Common Shares outstanding as of February 25, 2010. This figure excludes 1,751,000 Common Shares reserved for issuance pursuant to outstanding stock options as of the date of this prospectus supplement, which are exercisable at a weighted average exercise price of CDN$13.92.

USE OF PROCEEDS

The Company estimates that the net proceeds from this Offering will be approximately US$52.7 million (approximately US$60.8 million if the Over-Allotment Option is exercised in full), after deducting the underwriting commissions and estimated expenses of this Offering. The Company intends to use the net proceeds from this Offering for general corporate purposes, including to fund the exploration and development of the Company’s mineral properties, notably the Courageous Lake Project. Pending such uses, the Company intends to invest the net proceeds from this Offering in bills of exchange accepted by a Schedule I chartered bank under the Bank Act (Canada) and other investments guaranteed by the Government of Canada.

Although the Company intends to use the net proceeds from this Offering for the purposes set forth above, the Company reserves the right to use such net proceeds for other purposes to the extent that circumstances, including results obtained from the Company’s mineral exploration or other sound business reasons, make such use necessary or, in the Company’s opinion, advisable.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents, short term deposits and consolidated capitalization of the Company as at September 30, 2009 on (i) an actual basis and (ii) as adjusted to give effect to this Offering based on the public offering price of US$22.90 per share converted to Canadian dollars based on the noon buying rate as reported by the Bank of Canada on February 25, 2010, after deducting the underwriting commissions and estimated expenses of this Offering (assuming no exercise of the Over-Allotment Option). This table should be read in conjunction with the amended unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2009, together with the notes thereto and management’s discussion and analysis thereof, incorporated by reference in the accompanying prospectus. See “Documents Incorporated by Reference”.

	As at September 30, 2009
	Actual	As Adjusted
	(thousands, unaudited)
Cash and cash equivalents	$329	$56,612
Short-term deposits(1)	$13,731	$13,731
Long-term debt	$—	$—
Shareholders’ Equity:
Share capital (authorized: unlimited; outstanding as at September 30, 2009: 37,598,685; as adjusted to give effect to this Offering: 40,098,685)(2)	114,027	170,310
Stock options	6,661	6,661
Contributed surplus	126	126
Deficit	(20,472)	(20,472)
Accumulated other comprehensive income (loss)	87	87
Total shareholders equity	$100,429	$156,712
Total capitalization	$100,429	$156,712

(1)	Short-term deposits consist of bills of exchange accepted by a Schedule I chartered bank under the Bank Act (Canada) and investments guaranteed by the Government of Canada.
(2)	This figure excludes 1,797,500 Common Shares reserved for issuance pursuant to outstanding stock options as at September 30, 2009, which are exercisable at a weighted average exercise price of CDN$13.72.

CERTAIN INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Material United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax considerations applicable to the ownership of common shares of the Company. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their Common Shares as capital assets (generally, assets held for investment purposes).

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder by the Internal Revenue Service (“IRS”), administrative and judicial interpretations thereof, and the U.S.-Canada Tax Treaty, each as in effect as of the date of this prospectus supplement. These sources may change, possibly with retroactive effect, and are open to differing interpretations.

As used in this section, the term “U.S. Holder” means a beneficial owner of a Common Share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;
•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

The term “Non-U.S. Holder” means a beneficial owner of a Common Share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to persons in light of their particular circumstances or to persons who are subject to special treatment under U.S. federal income tax law, including: insurance companies; dealers in stocks, securities or currencies; financial institutions and financial services entities; regulated investment companies; tax-exempt organizations; persons that directly, indirectly or constructively own 10% or more of the Company’s total stock entitled to vote; individual retirement and other tax-deferred accounts; and persons liable for the alternative minimum tax. This summary also does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax, nor any state or local tax consequences.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns Common Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns Common Shares and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of Common Shares.

All persons are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in the Company’s Common Shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Passive Foreign Investment Company Considerations

Special, generally adverse U.S. federal income tax rules would apply to a U.S. Holder of Common Shares if the Company were a PFIC at any time during which the U.S. Holder held Common Shares. For U.S. federal income tax purposes, the Company will be considered a PFIC in any taxable year in which either (i) 75% or more of its gross income is passive income, or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. For purposes of these tests, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the

non-U.S. corporation is treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.

The Company believes that it was a PFIC for the taxable year ending December 31, 2009, and the Company may be a PFIC for the current and subsequent taxable years. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company was a PFIC for the taxable year ending December 31, 2009 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status.

If the Company is treated as a PFIC for any taxable year, dividends could not qualify for the reduced maximum tax rate, discussed below, and, unless U.S. Holders make a “mark-to-market” or “qualified electing fund” (a “QEF election”) election with respect to their Common Shares, as described below, the following rules would apply:

•	U.S. Holders would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Common Shares ratably over their holding period for such Common Shares,
•	the amount allocated to each year during which the Company is considered a PFIC, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,
•	the amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxable as ordinary income in the current year, and
•	U.S. Holders would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to Common Shares and any gain realized on the disposition of Common Shares.

U.S. Holders who make either a timely QEF election or a timely mark-to-market election with respect to their Common Shares would not be subject to the rules described above. U.S. Holders who make a timely QEF election would be required to include in their income for each taxable year their pro rata share of the Company’s ordinary earnings as ordinary income and their pro rata share of the Company’s net capital gain as long term capital gain, whether or not such amounts are actually distributed. U.S. Holders will not be eligible to make a QEF election unless the Company complies with certain applicable information reporting requirements which, as of the date hereof, the Company does not intend to provide.

Alternatively, if the Common Shares qualify as “marketable stock,” U.S. Holders who timely elect to “mark to market” their Common Shares will generally include in income, in each year in which the Company is considered a PFIC, any excess of the fair market value of the Common Shares at the close of each tax year over such U.S. Holder’s adjusted basis in the Common Shares. If the fair market value of the Common Shares had depreciated below such U.S. Holder’s adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the Common Shares over its fair market value at that time. However, such deductions generally would be limited to the net mark to market gains, if any, that such U.S. Holder included in income with respect to such Common Shares in prior years. Income recognized and deductions allowed under the mark to market provisions, as well as any gain or loss on the disposition of Common Shares with respect to which the mark to market election is made, is treated as ordinary income or loss (except that loss on a disposition of Common Shares is treated as capital loss to the extent the loss exceeds the net mark to market gains, if any, that such U.S. Holder included in income with respect to such Common Shares in prior years). Gain or loss from the disposition of Common Shares as to which a mark-to-market election was made in a year in which the Company no longer is a PFIC will be capital gain or loss.

PFIC status can have significant adverse tax effects on U.S. shareholders of foreign corporations. The taxation of a U.S. shareholder who owns stock in a PFIC is extremely complex. Management urges U.S.

Holders to consult with their own tax advisors with regards to the impact of the PFIC rules, as well as the availability of any elections that may mitigate the generally adverse tax consequences of owning stock in a PFIC.

Distributions Paid on the Common Shares

Unless the Company is treated as a “Passive Foreign Investment Company,” or PFIC, as discussed above, a U.S. Holder generally will be required to include in its gross income as ordinary dividend income the amount of any distributions paid on the Common Shares, including the amount of any Canadian taxes withheld, to the extent that those distributions are paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion above under “Passive Foreign Investment Company Considerations,” distributions in excess of the Company’s earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its Common Shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those Common Shares. Because the Company does not calculate its earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that all distributions made with respect to our Common Shares will be treated as dividends. The Company’s dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

Dividends that the Company pays in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in Canadian dollars and converts them into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Dividends paid on the Common Shares are not expected to qualify for such reduced tax rate because the Company believes it was a PFIC for the taxable year ending December 31, 2009. The Company may be a PFIC for the current taxable year.

Foreign Tax Credit

Any dividend income resulting from distributions the Company pays to a U.S. Holder with respect to its Common Shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that the Company distributes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors, including whether such taxes are attributed to an excess distribution from a PFIC, and if so, whether any portion is attributed to a year other than the current tax year, as discussed above. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the Common Shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Common Shares

Unless the Company is treated as a PFIC, upon the sale or other taxable disposition of Common Shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the Common Shares.

Gain or loss upon the disposition of the Common Shares will be treated as long-term capital gain or loss if, at the time of the sale or disposition, the Common Shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of Common Shares will be U.S. source income or loss for U.S. foreign tax credit purposes. If a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if the holder (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number on IRS Form W-9 and makes any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Canadian Federal Income Tax Considerations

In the opinion of Macleod Dixon LLP, Canadian tax counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations as of the date of this prospectus supplement generally applicable under Income Tax Act (Canada) (the “Tax Act”) to a holder who acquires common shares of the Company (“Common Shares”) as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, holds such Common Shares as capital property, deals at arm’s length with the Company, is not affiliated with the Company and, for purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada and has not, will not use or hold or be deemed to use or hold the Common Shares in or in the course of carrying on business in Canada or as part of an adventure in the nature of trade, and is not a “foreign affiliate” of a taxpayer resident in Canada for purposes of the Tax Act (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere. This summary is not applicable to a “financial institution” (as defined in the Tax Act) for purposes of the mark-to-market property rules, a “specified financial institution” (as defined in the Tax Act), a holder of an interest in which would be a “tax shelter investment” under the Tax Act or as holder that has made a functional currency election.

The Common Shares will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Common Shares in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade.

The term “Qualifying US Person”, for the purposes of this summary, means a person who, for the purposes of the Canada-United States Income Tax Convention (1980) (the “Convention”), is at all relevant times a resident of the United States, and is a “qualifying person” within the meaning of the Convention. A Non-Resident Holder who is a Qualifying US Person, and who does not use or hold, and is not deemed to use or hold, the Common Shares in connection with carrying on a business in Canada through a permanent establishment in Canada is referred to as a “US Holder” for the purposes of this summary. Where, under the taxation law of the United States, an amount of income, profit or gain is considered to be derived by a Qualifying US Person through a fiscally transparent entity (including a limited liability company) which may hold Common Shares, such a Qualifying US Person may be entitled to benefits under the Convention with respect to such an amount in certain circumstances. US Holders and other affected Qualifying US Persons are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Convention, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Tax Amendments”). No assurances can be given that the Proposed Tax Amendments will be enacted or will be enacted as proposed. Other than the Proposed Tax Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant noon exchange rate quoted by the Bank of Canada on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Common Shares, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the shares are then listed on a designated stock exchange (which currently includes the TSX and AMEX), the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of the company.

If the Common Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such shares will be subject to Canadian federal income tax subject to any relief from such taxation provided by the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

A Non-Resident Holder whose shares are taxable Canadian property should consult their own advisors.

Dividends on Common Shares

Under the Tax Act, dividends on shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a US Holder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. This rate is reduced to 5% in the case of a US Holder that is the beneficial owner of the dividends and that is a company that owns at least 10% of the voting stock of the Company. In addition, under the Convention, dividends may be exempt from Canadian withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are generally exempt from income tax in the United States and that have complied with specific administrative procedures.

CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN HOLDERS

In the opinion of Macleod Dixon LLP, Canadian tax counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations as of the date of this prospectus supplement generally applicable to the acquisition of Common Shares by holders who acquire Common Shares pursuant to the Offering. This summary is applicable to a holder who, for purposes of the Tax Act, holds their Common Shares as capital property, deals at arm’s length and is not affiliated with the Company, and who is, for the purposes of the Tax Act and any applicable income tax treaty or convention entered into by Canada, resident or deemed to be resident in Canada (a “Canadian Holder”). The Common Shares will generally be considered capital property to a holder unless either the holder holds such Common Shares in the course of carrying on a business of buying and selling securities or the holder has acquired the Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act), owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Canadian Holders that are considering making such an election should consult with their own tax advisors.

This summary is not applicable to any holder which is a “financial institution” or a “specified financial institution” (as defined in the Tax Act), to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act), or to any holder who has made a functional currency election pursuant to the Tax Act.

This summary is based on the current provisions of the Tax Act, the Regulations, the Proposed Tax Amendments and counsel’s understanding of the administrative and assessing practices and policies of the CRA which have been made publicly available prior to the date hereof. No assurance can be given that the Proposed Tax Amendments will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all possible Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant noon exchange rate quoted by the Bank of Canada on the effective date (as determined in accordance with the Tax Act) of the related acquisition, disposition or recognition of income.

Acquisition of Common Shares

The adjusted cost base to a Canadian Holder of the Common Shares acquired pursuant to the Offering will be determined by averaging the cost of the Common Shares so acquired with the adjusted cost base to the Canadian Holder of any other Common Shares that are held by the Canadian Holder at the time of acquisition.

Dividends on Common Shares

A Canadian Holder that is an individual (other than certain trusts) will be required to include in computing the holder’s income for a taxation year any taxable dividends received or deemed to be received on the Common Shares. Such taxable dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an “eligible dividend” by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

A Canadian Holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of CDN$1 for every CDN$3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

In general, a Canadian Holder of a Common Share will realize a capital gain (or a capital loss) on a disposition, or a deemed disposition of such Common Share (other than to the Company), equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder.

A Canadian Holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition of the Common Shares and will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition, in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and in the circumstances provided in the Tax Act.

In general, in the case of a Canadian Holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares. Canadian Holders to whom these rules may apply should consult their own tax advisors

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its “aggregate investment income”, as defined in the Tax Act, for the year which is defined to include taxable capital gains.

Capital gains and dividends realized by an individual may give rise to a liability for alternative minimum tax.

PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are listed on the TSX under the symbol “SEA” and on AMEX under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this prospectus supplement, details of the trading prices and volume (rounded up or down to the nearest one hundred) on a monthly basis of the Common Shares on the TSX and AMEX, respectively.

	TSX			AMEX
Period	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)	Volume
2009
February	24.46	15.53	376,300	19.63	12.88	7,360,800
March	29.73	19.89	632,400	24.40	15.38	8,963,600
April	30.11	23.00	520,800	23.90	18.82	4,684,200
May	34.00	23.35	733,700	30.87	19.52	7,058,800
June	32.52	25.45	532,500	30.14	22.18	7,225,500
July	32.91	28.95	535,900	30.29	24.84	5,072,800
August	34.15	29.46	304,000	31.99	27.00	3,660,500
September	35.50	28.26	704,200	33.25	25.63	8,571,200
October	31.23	20.91	1,110,200	29.57	19.36	10,288,200
November	28.50	21.50	1,016,600	27.36	19.85	9,021,800
December	30.25	23.28	748,200	29.00	22.00	6,809,900
2010
January	31.57	25.34	710,400	29.57	24.00	6,196,700
February 1 – 25	28.35	23.25	724,200	26.72	21.76	5,909,500

On February 25, 2010, the closing price of the Common Shares on the TSX and AMEX was CDN$24.37 and US$22.94 per Common Share, respectively.

UNDERWRITING

The Company is offering the Common Shares offered hereby through the Underwriters named below. CI Capital Markets Inc. is acting as the underwriter in connection with this Offering in Canada. Dahlman Rose & Company, LLC and Nomura Securities International, Inc. are acting as the underwriters in connection with this Offering in the United States. The Company has entered into an underwriting agreement, dated February 25, 2010, with the Underwriters. Subject to the terms and conditions of the underwriting agreement, each of the Underwriters has severally agreed to purchase the number of Common Shares listed next to its name in the following table:

Underwriters	Number of Common Shares
Dahlman Rose & Company, LLC	1,062,500
Nomura Securities International, Inc.	1,062,500
CI Capital Markets Inc.	375,000
Total	2,500,000

The underwriting agreement provides that the Underwriters must buy all of the Common Shares offered hereby if they buy any of them. However, the Underwriters are not required to take up or pay for the Common Shares covered by the Over-Allotment Option described below.

The Common Shares are offered subject to a number of conditions, including:

•	receipt and acceptance of the Common Shares offered hereby by the Underwriters;
•	the Underwriters’ right to reject orders in whole or in part; and
•	other conditions contained in the underwriting agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions.

The obligations of the Underwriters may be terminated upon the occurrence of the events specified in the underwriting agreement, including on the basis of their assessment of the state of the financial markets. In connection with this Offering, certain of the Underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus electronically.

This Offering is being made concurrently in the provinces of British Columbia, Alberta and Ontario, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers and sales of Common Shares outside of Canada and the United States will be made in accordance with applicable laws in such jurisdictions.

Over-Allotment Option

The Company has granted the Underwriters an Over-Allotment Option to purchase up to 375,000 additional Common Shares. The Underwriters may exercise this option solely for the purpose of covering over-allotments as of the closing date of the Offering, if any, made in connection with this Offering. The Underwriters have 30 days from the closing of this Offering to exercise this option. If the Underwriters exercise this option, they will each purchase additional Common Shares approximately in proportion to the amounts specified in the table above. Under applicable securities laws, this prospectus supplement and the accompanying prospectus also qualify the distribution of the Common Shares issuable on exercise of the Over-Allotment Option.

Commissions

Common Shares sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any Common Shares sold by the Underwriters to securities dealers may be sold at a discount of up to US$0.7443 per Common Share from the public offering price. Any of these securities dealers may resell any Common Shares purchased from the Underwriters to other brokers or dealers at a discount of up to US$0.1000 per Common Share from the public offering price. If all of the Common Shares offered hereby are not sold at the public offering price, the representatives may change the offering price and the other selling terms to an amount not greater than the initial public offering price set forth on the cover of this prospectus supplement, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Company. Upon execution of the underwriting agreement, the Underwriters will be obligated to purchase the Common Shares offered hereby at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per Common Share and total underwriting commission the Company will pay to the Underwriters, assuming both no exercise and full exercise of the Over-Allotment Option.

	Over-Allotment Option Not Exercised	Over-Allotment Option Fully Exercised
Per Common Share	US$1.4885	US$1.4885
Total	US$3,721,250	US$4,279,438

The Company estimates that the total expenses of this Offering payable by the Company, not including the underwriting commissions, will be approximately US$792,000, which includes approximately US$200,000 of reimbursable expenses paid to the Underwriters.

No Sales of Similar Securities

The Company and its officers and directors have agreed that, subject to certain exceptions, for a period of 90 days from the date of the final prospectus supplement for this Offering, they will not, without the prior written consent of the representatives, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Common Shares or any securities convertible into or exchangeable for Common Shares, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Common Shares or any securities convertible into or exchangeable for Common Shares (in each case within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any Common Shares or any securities convertible into or exchangeable for Common Shares.

Indemnification and Contribution

The Company has agreed in the underwriting agreement to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities laws, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

Price Stabilization, Short Positions

In order to facilitate this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with Regulation M under the U.S. Exchange Act.

The Underwriters may over-allot Common Shares in connection with this Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are committed to purchase in this Offering. To cover these short sales positions or to stabilize the market price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on AMEX, the TSX or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another Underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the Common Shares may have the effect of raising or maintaining the market price of the Common Shares or preventing or mitigating a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, the Underwriters may discontinue any of these activities at any time.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Affiliations

Some of the Underwriters and/or their affiliates have in the past engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company for which they have received, and would expect to receive, customary fees and commissions.

Copies of this prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) that has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the Common Shares offered hereby may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the Common Shares offered hereby may be offered to the public in that Relevant Member State at any time: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each Underwriter may only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company. This prospectus supplement and the accompanying prospectus are only directed at (a) persons outside the United Kingdom, (b) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this prospectus supplement and the accompanying prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (b) or (c) above).

Switzerland

The Common Shares may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this prospectus supplement and the accompanying prospectus nor any other solicitation for investments in the Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. Neither this prospectus supplement nor the accompanying prospectus is a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The Common Shares will not be listed on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying prospectus may not comply with the information required under the relevant listing rules. The Common Shares offered hereby have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Common Shares.

Japan

The Common Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and the Common Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered pursuant to this prospectus supplement will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters other than tax-related matters, by Macleod Dixon LLP, with respect to Canadian tax-related matters, and by Carter Ledyard & Milburn LLP, with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP with respect to United States legal matters. At the date of this prospectus supplement, the partners and associates of DuMoulin Black LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this prospectus supplement, the partners and associates of Macleod Dixon LLP beneficially own less than 1% of the Company’s outstanding securities. At the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP beneficially own less than 1% of the Company’s outstanding securities.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying prospectus solely for the purposes of this Offering.

The following documents, which have been filed by the Company with the securities commissions or similar authorities in British Columbia, Alberta and Ontario (the “Commissions”) and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, the accompanying prospectus, as supplemented by this prospectus supplement:

(a)	annual information form of Seabridge dated March 30, 2009, but excluding the information under the headings “Description of the Issuer’s Business — KSM Project — 2008 Resource Estimates” and “Description of the Issuer’s Business — KSM Project — Preliminary Assessment”;
(b)	audited consolidated financial statements of Seabridge as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis;
(c)	unaudited interim consolidated financial statements of Seabridge as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto and related management’s discussion and analysis;
(d)	management proxy circular dated April 24, 2009 prepared in connection with Seabridge’s annual and special meeting of shareholders held on June 18, 2009;
(e)	material change report dated January 5, 2009, announcing drilling results of the summer 2008 drill program at the Mitchell zone of the KSM Project;
(f)	material change report dated January 8, 2009, announcing the final 2008 drill results from the Sulphurets zone of the KSM Project;
(g)	material change report dated March 12, 2009, announcing updated gold resources for the KSM Project;
(h)	material change report dated April 2, 2009, announcing updated gold and copper resources at the KSM Project;
(i)	material change report dated June 10, 2009, announcing updated pit scenarios for the KSM Project;
(j)	material change report dated June 25, 2009, announcing the execution of a letter of intent regarding the sale of the Company’s Red Mountain Project to BonTerra Resources Inc.;
(k)	amended material change report dated August 4, 2009, announcing the results of the July 2009 updated Preliminary Economic Assessment of the KSM Project and amending the material change report filed August 4, 2009 to reflect the correct date of the material change;
(l)	material change report dated August 19, 2009, announcing an agreement with Max Minerals Ltd. to acquire additional claims in the area of the KSM Project;

(m)	material change report dated October 20, 2009, announcing drilling results from the summer 2009 drill program at the Sulphurets zone of the KSM Project;
(n)	material change report dated October 20, 2009, announcing that the proposed sale of the Red Mountain Project to BonTerra Resources Inc. was not proceeding;
(o)	material change report dated November 3, 2009, announcing drilling results from the summer 2009 drill program at the Mitchell zone of the KSM Project;
(p)	material change report dated November 5, 2009, announcing drilling results from the summer 2009 drill program at the Kerr zone of the KSM Project;
(q)	material change report dated January 18, 2010, announcing the updated mineral resource estimate at the KSM Project;
(r)	material change report dated February 1, 2010, announcing the filing of a preliminary short form base shelf prospectus with the Commissions and a corresponding registration statement with the SEC under the U.S. — Canada multi-jurisdictional disclosure system;
(s)	material change report dated February 25, 2010, announcing the filing of a preliminary prospectus supplement relating to the Offering;
(t)	audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and filed on SEDAR and EDGAR on January 26, 2010; and
(u)	unaudited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008 and filed on SEDAR and EDGAR on January 26, 2010.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this prospectus supplement and prior to the termination of this Offering, shall be deemed to be incorporated by reference in the accompanying prospectus, as supplemented by this prospectus supplement. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 20-F or Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in the accompanying prospectus, as supplemented by this prospectus supplement.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in the accompanying prospectus shall be deemed to be modified or superseded for purposes of this Offering to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus under the heading “Documents Filed as Part of the Registration Statement”, the underwriting agreement described under the heading “Underwriting” has been or will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents that the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	February 12, 2010

SEABRIDGE GOLD INC.

CDN$100,000,000

COMMON SHARES

Seabridge Gold Inc. (the “Company” or “Seabridge”) may offer for sale and issue, from time to time, Common shares of the Company (“Common Shares”) with the total gross proceeds not to exceed CDN$100,000,000 during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. The Common Shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable shelf prospectus supplement and will include the number of Common Shares offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more shelf prospectus supplements that will be delivered to purchasers together with this Prospectus. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the shelf prospectus supplement and only for the purposes of the distribution of the Common Shares to which the shelf prospectus supplement pertains.

An investment in the Common Shares involves a high degree of risk. You should carefully read the “Risk Factors” section in this Prospectus.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements, including those incorporated herein by reference, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and such financial statements are subject to Canadian auditing and auditor independence standards. The Company’s financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition and disposition of Common Shares may have tax consequences both in the United States and in Canada. This Prospectus or any applicable shelf prospectus supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion contained in this Prospectus and any applicable shelf prospectus supplement with respect to a particular offering of Common Shares.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Seabridge exists under the federal laws of Canada, many of the Company’s officers and directors are residents of Canada, some or all of the experts named in this Prospectus are residents of Canada, and most of the Company’s assets and the assets of said persons are located outside the United States.

Neither the United States Securities and Exchange Commission (the “SEC”), nor any state securities regulator, has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

This Prospectus constitutes a public offering of Common Shares only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Common Shares. Seabridge may offer and sell Common Shares to, or through, underwriters or dealers and also may offer and sell Common Shares directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The shelf prospectus supplement relating to each issue of Common Shares offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Common Shares and will set forth the terms of the offering of the Common Shares, the method of distribution of Common Shares, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution.

In connection with any offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “SEA” and the NYSE AMEX Equities (formerly the American Stock Exchange) (“AMEX”) under the symbol “SA”. The closing price of the Common Shares on the TSX and AMEX on February 11, 2010 was CDN$26.66 and US$25.64 per share, respectively.

The Company’s registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

1

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any shelf prospectus supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any shelf prospectus supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a shelf prospectus supplement that will contain specific information about the terms of that offering. The shelf prospectus supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable shelf prospectus supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information”.

This Prospectus is part of a registration statement on Form F-10 relating to the Common Shares that the Company filed with the U.S. Securities and Exchange Commission (the “SEC”). This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any shelf prospectus supplement to “Seabridge” or the “Company” includes Seabridge Gold Inc. and each of its subsidiaries.

The following table sets forth the factors for converting imperial measurements to metric equivalents:

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.6214
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonne	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

See “Glossary of Technical Terms” for a description of some important technical terms used or to be used in this Prospectus and any shelf prospectus supplement and the documents incorporated by reference herein. A more detailed glossary appears in the Company’s annual information form dated March 30, 2009 for the year ended December 31, 2008 (the “AIF”), which is incorporated herein by reference.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any shelf prospectus supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any shelf prospectus supplement, are presented in Canadian dollars. In this Prospectus and any shelf prospectus supplement, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

The financial statements incorporated by reference in this Prospectus and any shelf prospectus supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any shelf prospectus supplement, have been prepared in accordance with Canadian GAAP. Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so these financial statements are not comparable to the financial statements of U.S. companies. For a discussion of the principal differences between the Company’s financial results as calculated under Canadian GAAP and U.S. GAAP, prospective investors should refer to the Company’s audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and the unaudited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008. See “Documents Incorporated by Reference.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning the Company’s projects, business approach and plans, including estimated production, capital, operating and cash flow estimates and other matters at the Company’s KSM Project and Courageous Lake Project (each as defined herein). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as

“forward-looking statements”). In addition, statements concerning mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; and (4) estimated resources at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	the Company’s history of losses and expectation of future losses;
•	risks related to the Company’s ability to finance its exploration activities and future development activities through joint ventures, the sale of property interests or obtaining suitable financing;
•	uncertainty of whether there are any economic reserves existing on the Company’s mineral properties;
•	uncertainties relating to the assumptions underlying the Company’s resource estimates;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	risks related to commercially producing precious metals from the Company’s mineral properties;
•	risks related to fluctuations in the market price of gold, copper and other metals;
•	risks related to fluctuations in foreign exchange rates;
•	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable;
•	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
•	uncertainty related to title to the Company’s mineral properties;
•	risks related to unsettled First Nations rights and title;
•	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and personnel;
•	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; and
•	the Company’s classification as a “passive foreign investment company” under the United States tax code.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and elsewhere in this

Prospectus, in any applicable shelf prospectus supplement, and in the documents incorporated by reference herein and therein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. It is also noted that while Seabridge engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. The following table sets out, for each period indicated, the high and low exchange rates for one Canadian dollar expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period based on the noon buying rate as reported by the Bank of Canada:

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2008	2009
			(US$)			(US$)
Highest rate during period	0.8690	0.9099	1.0905	1.0289	0.9716	1.0289	0.9422
Lowest rate during period	0.7872	0.8528	0.8437	0.7711	0.7692	0.9263	0.7692
Average rate during period	0.8254	0.8817	0.9304	0.9381	0.8757	0.9819	0.8546
Rate at the end of period	0.8577	0.8581	1.0120	0.8166	0.9555	0.9435	0.9327

The average exchange rate is calculated using the average of the noon buying rate on the last business day of each month during the applicable fiscal year or interim period. On February 11, 2010, the noon buying rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$0.9503. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

THE COMPANY

The following description of the Company is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire Prospectus and the applicable shelf prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable shelf prospectus supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal properties are the Kerr-Sulphurets-Mitchell project located in Northern British Columbia, Canada (the “KSM Project”) and the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”). The Company exists under the Canada Business Corporations Act. The Company presently has three active wholly-owned subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold, Corporation, a Nevada corporation; and 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada. The following diagram illustrates the current inter-corporate relationship between the Company, its subsidiaries and its projects:

Summary Description of Business

Since 1999, Seabridge has taken steps to achieve its goal of providing strong returns to shareholders by maximizing leverage to the price of gold. The Company’s strategy to achieve this goal is to optimize gold ownership per Common Share by increasing gold resources more rapidly than shares outstanding. This ratio of gold ownership per Common Share has provided a simple but effective measure for evaluating dollars spent on behalf of shareholders.

In 1999, management decided that Seabridge’s strategic focus would be on acquiring, exploring and developing gold deposits. Seabridge determined it would not build or operate mines, but that it would look to partner or sell assets that were ready for production. In the Company’s view, building mines adds considerable technical and financial risks and requires a different set of skills and resources. Seabridge also concluded that early stage exploration would be too risky in terms of trying to achieve a growing ratio of gold ownership per Common Share. The Company therefore narrowed the activities it would undertake to the following three phases, which phases it planned to progress through in the order set forth and in response to increases in the price of gold: (i) acquiring known gold deposits, (ii) expanding the deposits, and (iii) defining the economic parameters of the deposits through engineering studies and upgrading mineral resources to reserves. The Company believed this was a relatively lower-risk and less capital-intensive strategy consistent with the goal of optimizing gold ownership per Common Share.

In 1999, Seabridge set out to buy gold deposits in North America that were not economic in a low gold price environment. North America was selected as the preferred jurisdiction because of its established mineral tenure and permitting procedures, political stability and infrastructure advantages. At that time, many projects were for sale at distressed prices as producers struggled to stay in business. Seabridge decided it would acquire projects with three main characteristics:

1.	Proven resources with quality work done by reputable companies;
2.	Upside exploration potential; and
3.	Low holding costs to conserve cash in the event that a higher gold price was not achieved.

From 1999 to 2002, Seabridge acquired eight deposits with gold resources in North America, paying less than US$1.00 per ounce of resource (using aggregate ounces from all resource categories)and has been paying less than US$0.10 per ounce per year in holding costs. Previous owners had spent an estimated US$300 million exploring and developing these deposits.

By 2002, with the gold price on the rise, the Company believed that it was becoming more expensive to acquire existing resources, and the cost-benefit equation tilted in favor of increasing gold ownership through exploration. Seabridge’s strategy entered its second phase, which was to expand the Company’s resource base by carefully targeted exploration. This phase proved highly successful, with total measured and indicated gold resources growing 431% between 2003 and 2009 and Common Shares outstanding increasing only 36.3% during the same period.

By 2008, the gold price had risen sufficiently to make Seabridge think that a number of its projects might be economic. Therefore Seabridge began work on the third phase of its strategy: defining the economics of its projects through engineering studies and upgrading resources to reserves. This effort focused on the KSM Project, which, during the exploration phase, had emerged as the Company’s most important asset. The permitting process began and the Company undertook a substantial infill drilling program to raise the confidence level in the project’s resources. Work now in progress is anticipated to lead to a completed preliminary feasibility study for the KSM Project in April 2010 under which a large portion of the KSM Project’s gold and copper resources are expected to be converted to reserves.

The Company`s attention is now turning to its second-largest asset, the Courageous Lake Project. A preliminary economic assessment of this project was completed in early 2008 and indicated that the project’s economics were marginal at the then-prevailing gold price. Given the increase in the gold price since early 2008, the Company is considering a plan to take the Courageous Lake Project along a similar development path to the KSM Project, including additional drilling, the commencement of the permitting process and further engineering work to move towards a preliminary feasibility study.

To date, work on the KSM Project and the Courageous Lake Project has been funded in part by the sale of non-core assets, consistent with the Company’s strategy of limiting share dilution. The Company intends to continue selling non-core assets as opportunities arise.

At the date of this Prospectus the estimated gold resources at the Company’s properties are set forth in the following table and are broken down by project and resource category.

Mineral Resources (Gold and Copper)(1)

	Cut- Off Grade (g/T)	Measured					Indicated					Inferred
PROJECT		Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000’s)	Gold Grade (g/T)	Gold (000’s ozs)	Copper Grade (%)	Copper (million lbs)
KSM
Mitchell	0.50	659,700	0.64	13,574	0.17	2,472	1,080,900	0.58	20,156	0.17	4,050	537,000	0.44	7,597	0.14	1,657
Sulphurets	gold	—	—	—	—	—	159,000	0.63	3,221	0.28	981	144,000	0.50	2,317	0.16	511
Kerr	equiv.	—	—	—	—	—	237,500	0.26	1,985	0.48	2,513	76,100	0.20	489	0.30	503
KSM Total	—	659,700	0.64	13,574	0.17	2,472	1,477,400	0.53	25,362	0.23	7,544	757,100	0.43	10,403	0.16	2,671
Courageous Lake	0.83	6,293	2.92	591	—	—	53,020	2.14	3,648	—	—	93,720	1.98	5,966	—	—
Grassy Mountain	0.55	—	—	—	—	—	18,657	1.54	924	—	—	1,722	1.10	61	—	—
Quartz Mountain	0.34	3,480	0.98	110	—	—	54,330	0.91	1,591	—	—	44,800	0.72	1,043	—	—
Red Mountain	1.00	1,260	8.01	324	—	—	340	7.041	76	—	—	2,079	3.71	248	—	—
Castle/Black Rock	0.25	4,120	0.57	75	—	—	8,260	0.53	140	—	—	7,950	0.37	93	—	—-

(1)	These resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors”.

Seabridge intends to seek a sale or joint venture of its two core assets, the KSM Project and the Courageous Lake Project, or a sale of the Company when the current phase of better defining the economics of these projects has been further advanced. Realizing value for the Company’s shareholders will depend on the potential financial return for a prospective purchaser or partner as well as market conditions at the time, especially gold and copper prices. The timing of sales or partnership agreements, if any, cannot be determined at this juncture.

KSM Project

Overview

The KSM Project consists of 30 contiguous mineral cell claims covering an area of 6,726.42 hectares and the adjacent 16 mineral legacy “BJ” claims covering approximately 6,225 hectares. Both the cell claims and the BJ legacy claims are under application for two mining leases. Twenty-one placer cell claims covering an area of 5,749.2 hectares are coincident in land area with most of the KSM mineral claims. The property is in the Iskut-Stikine region of British Columbia, approximately 20 kilometers southeast of the former Eskay Creek Mine and approximately 65 kilometers northwest of Stewart, British Columbia. Seabridge also holds 47 mineral cell claims (Seabee Property) and six mineral legacy claims (Tina Property), covering approximately 21,478 hectares, that are located about 19 kilometers northeast of the KSM property where certain of the KSM Project’s proposed plants and tailings storage would be located. The claims are 100% owned by the Company. Barrick Gold Corporation retains a 1% net smelter royalty (“NSR”) that is capped at $4.5 million. Two of the pre-converted claims at the Sulphurets property (Xray 2 and 6) are subject to an effective 1% NSR capped at US$650,000.

The KSM property falls within the Cassiar-Iskut-Stikine Land and Resource Management Plan. There are no Protected or Special Management Areas overlapping the KSM property. A Conservation-oriented Protection Area and large River Corridor Special Management Area are currently being considered along the lower two-thirds of the Unuk River, which may impact the approval process of potential development plans and valley access to the project. The government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. Based on various anecdotal reports, the Company believes the provincial government is supportive of future mining development in the region.

The KSM Project site is located on Crown land in an area historically used by several First Nations groups. Part of the Project lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement.

Access to the property is by helicopter from Stewart, British Columbia. Mobilization of equipment and personnel can be staged quite effectively from the Tide Lake airstrip, from Bob Quinn and Bell II Crossing on the Stewart Cassiar Highway.

At the time the Company acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”). Drilling by the Company during 2006 and 2007 confirmed a new zone, the Mitchell zone, which is significantly larger than the Kerr and Sulphurets zones.

During 2008 and 2009 Seabridge focused on further exploration and development of the KSM Project and generated successive resource estimates and a preliminary economic assessment which was updated in 2009 to incorporate the current resource estimate at the time. After completing further drilling in 2009 the drill hole database for the KSM Project now includes 355 core holes totaling approximately 94,500 meters. Over 95% of the holes at Mitchell were drilled by Seabridge between 2006 and 2009. Seabridge announced its current resource estimate at the KSM Project on January 11, 2010 and work is underway to update the 2009 KSM Preliminary Assessment Report (as defined herein).

Updated Preliminary Economic Assessment at the KSM Project of September 2009

In December 2008, a Preliminary Economic Assessment for the KSM Project was completed. An updated Preliminary Economic Assessment for the KSM Project was prepared by a group of consultants, all of whom are independent of Seabridge, which estimate was used in the 2009 KSM Preliminary Assessment Report. The updated KSM Preliminary Economic Assessment is dated September 8, 2009 and is entitled “Kerr-Sulphurets-Mitchell (KSM) Preliminary Economic Assessment Addendum 2009” (the “2009 KSM Preliminary Assessment Report”). The overall study was coordinated by Wardrop Engineering Inc. (“Wardrop”), a Tetra Tech Company. Other consultants and their responsibilities are listed in this Prospectus under the heading “Interests of Experts”.

The following summarizes information from the 2009 KSM Preliminary Assessment Report.

The 2009 KSM Preliminary Assessment Report envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, British Columbia. A separate molybdenum concentrate and gold-silver doré would also be produced at the processing facility.

Two mine plans are considered in the 2009 KSM Preliminary Assessment Report: (i) a 30 year mine life designed to maximize a 5% net present value discounted mining schedule; and (ii) an extended 45+ year mine life based on larger pits designed to maximize total undiscounted net cash flow for the project. Both the 30 year and the extended mine life scenarios would follow a similar development path and capital payback would occur in the same time frame for both scenarios. Although the extended mine life scenario provides useful information, the 2009 KSM Preliminary Assessment Report concentrated on the 30 year scenario, which will be the scenario used in Seabridge’s ongoing permitting program.

Mineral Resources and Mine Planning

Resource Modeling Inc. (“RMI”) constructed three-dimensional block models for the Kerr, Sulphurets and Mitchell zones. Independent gold and copper grade wireframes were constructed from cross-sectional polygons which were then reconciled in bench plan. These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan. The estimated block grades were validated using visual and statistical methods. Based on those results, it is RMI’s opinion that the grade models are globally unbiased and suitable for subsequent pit optimization studies. The estimated block grades were classified into indicated and inferred resource categories using distance to data in conjunction with the number of drill holes that were used to estimate block grades. The resource estimate of RMI was reported in a report entitled “Updated KSM Mineral Resources” dated March 30, 2009 (the “2009 KSM Estimate Report”).

The following table summarizes the estimated measured, indicated and inferred resources for each zone from the 2009 KSM Estimate Report. The mineral resources tabulated in the following were not constrained by conceptual pits although RMI did generate a series of conceptual pits for each zone to test the robustness of the deposits.

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr		No Measured Resources				225,300	0.23	0.41	1,666	2,036
Sulphurets		No Measured Resources				87,300	0.72	0.27	2,021	520
Mitchell	579,300	0.66	0.18	12,292	2,298	930,600	0.62	0.18	18,550	3,692
Total	579,300	0.66	0.18	12,292	2,298	1,243,200	0.56	0.23	22,237	6,248

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)	Tonnes (000)	Au (g/t)	Cu (%)	Au oz (000)	Cu lbs (million)
Kerr	225,300	0.23	0.41	1,666	2,036	69,900	0.18	0.39	405	601
Sulphurets	87,300	0.72	0.27	2,021	520	160,900	0.63	0.17	3,259	603
Mitchell	1,509,900	0.64	0.18	30,842	5,990	514,900	0.51	0.14	8,442	1,589
Total	1,822,500	0.59	.021	34,529	8,546	745,700	0.50	0.17	12,106	2,793

Note:	This table does not include the results of the 2009 exploration program at the KSM Project. These resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors”.

A series of Lerchs Grossman (“LG”) pit shell optimizations were carried out by Moose Mountain Technical Services (“MMTS”) using the resource models provided by RMI.

Mine planning pit optimizations used current projected mining, processing, and general and administrative (“G&A”) costs and metal recoveries from each of the Mitchell, Sulphurets and Kerr pit areas. The 2009 resource estimate classifies the mineralization as indicated and inferred and both categories were used in the pit optimization. The LG delineated resources are in-situ and use a net smelter return (“NSR”) cut-off of $6.85 but do not include any mining dilution or mining loss.

MMTS notes that the mine plan incorporates some inferred mineral resources. Inferred resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore MMTS advises that there can be no certainty that the estimates contained in the 2009 KSM Preliminary Assessment Report will be realized.

Mining Operations

The mine production schedule, based on the detailed pit phases engineered from the results of an LG sensitivity analysis, varies production annually from the three areas to maximize the net present value (“NPV”) returns for the project. This work utilized MineSight® schedule optimization. Large-scale shovels, trucks and mobile equipment were utilized in the mine planning schedules, which are then used for the operating cost estimating.

The proposed mining operations are typical of open-pit operations in mountainous terrain in western Canada and would employ proven bulk mining methods and equipment. There is significant operating and technical expertise, services and support in western Canada, British Columbia and in the local area for the proposed operations. A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to generate high productivities per worker, which is estimated to reduce unit mining costs and allow the lowest mining cost to be achieved. Large scale equipment is also expected to reduce the labour requirement on site and dilute the fixed overhead costs for the mine operations. The model indicates that much of the general overhead for the mine operations would be minimized if the number of production fleets and the labour requirements are minimized.

Metallurgical Testing

Several metallurgical test programs were carried out to assess the metallurgical response of mineralization at the KSM Project. The most recent test programs were performed in 2007 and 2008. Laboratory testing programs have led to the development of a proposed conventional grinding and flotation circuit for Mitchell and Sulphurets mineralization producing copper/gold flotation concentrate and additional gold/silver extraction via a leach circuit treating by-product, gold-bearing sulphide concentrates.

Preliminary estimates for copper, gold, silver and molybdenum metallurgical performances were developed using the results of a 2008 test program conducted by G&T Metallurgical Services Ltd. In the projection, the metal recoveries are based on the combined process of flotation and cyanidation. This flotation process is estimated to produce an average 25% copper concentrate grade and a by-product molybdenite flotation concentrate. The cyanidation leach process on gold-bearing pyrite products would produce a gold-silver doré.

Mineral Processing

The proposed flotation process is projected to produce a copper/gold concentrate with 25% copper grade containing 60% of the mill feed gold values. Copper flotation recoveries are estimated to average 86% with some variability due to copper head changes. A cyanidation circuit treating gold-bearing pyrite flotation products is proposed to increase the projected overall gold recovery from the Mitchell zone to around 76%. Silver recovery from the flotation and leaching circuit is expected to be 73% on average. A separate flotation circuit has been included in the plan to recover molybdenite from copper-gold-molybdenum concentrate during periods of processing higher-grade molybdenite mineralization in the mill feed.

The mill for the KSM Project is designed to process mill feed at an average rate of 120,000 t/d. The proposed process plant consists of three separate facilities: an ore crushing/grinding and handling facility at the mine site, a ground ore slurry transportation tunnel facility and a main process facility at the plant site, including secondary grinding, flotation, regrinding, leaching and dewatering.

The primary comminution plant at the Mitchell valley mine site is designed to reduce the mill feeds from 100% passing 1,200 mm to 80% passing 180 μm by three stages of crushing and one stage of grinding. The proposed crushing includes primary crushing by gyratory crushers, secondary crushing by cone crushers and tertiary crushing by high pressure grinding rolls. The primary grinding circuit, consisting of four conventional ball mills, is designed to grind the crushed materials to a particle size of 80% passing 180 microns.

The ground mill feed is proposed to be transported through two parallel 23 kilometer tunnels by three stages of pumping to the main plant site, which is to be located on the Seabee Property northeast of the Mitchell pit. The tunnels would also be used for electrical power transmission and providing maintenance services between the main plant site and the Mitchell valley mine areas. The proposed tunnel route is through Crown land and approximately 15 kilometers of its length passes through ground subject to mineral claims held by third parties.

The proposed main process plant would consist of secondary grinding, flotation, concentrate dewatering, cyanide leaching, gold recovery and related process facilities. The slurry materials from the primary comminution circuit would be further ground down to 80% passing 125 μm in grinding circuits consisting of ten energy efficient tower mills in closed circuit with hydrocyclones. The ground material would then have copper/gold/molybdenum minerals concentrated by conventional flotation and also produce a gold-bearing pyrite concentrate for gold leaching. Depending on molybdenum content in the copper/gold concentrate, the concentrate would be further processed to produce a copper/gold concentrate and a separate molybdenum concentrate. The gold-bearing pyrite flotation concentrate together with the copper cleaner flotation tailing from the copper/gold cleaner circuit would be leached with cyanide for additional gold and silver recovery. Prior to storing in the tailing facility, the residues from the cyanide leaching circuit would be washed and subjected to cyanide recovery and destruction.

Tailing and Waste Management

The flotation tailing and the cyanide leach residues would be pumped to the proposed tailing management facility (“TMF”) located near the process plant. The total storage capacity of the TMF at elevation 1030 m is 1.1 billion cubic metres, which is sufficient to store all tailing from the project at dam heights of approximately 200 m. Additional storage capacity would be possible by raising the dams or by using another storage area in the Teigen Creek drainage area. Cyclone sands would be generated from the low-sulphur flotation tailing and used for dam construction to impound the bulk of the tailing products. The high sulphide gold leach tailing product would also be impounded in the tailing pond and eventually covered by water or low-sulphide flotation tailing product. Water is proposed to be managed in the impoundment during operations, by maximizing the return of decanted tailing solutions and minimizing the input of fresh water to the process circuits.

In the Mitchell valley the waste rock from the operation is proposed to be segregated according to its potential to generate acid and soluble metals. A comprehensive testing program using blast-hole cuttings would be established to characterize all rock removed from the pits. This program would be integrated with the ore control program to ensure that mined material is correctly directed to the process plant, the Non-potentially Acid Generating (“NAG”) storage area or the Potentially Acid Generating (“PAG”) waste storage area.

The operation includes a PAG waste rock dump to be located adjacent to the Mitchell pit and designed to isolate the PAG waste rock from ground water and surface runoff. The plan is that leachate resulting from internal moisture and precipitation would flow to the treatment plant where pit seepage and dump waters would be treated prior to release. A conventional high density sludge treatment plant is proposed to be employed for the treatment. This plant would also treat haulage tunnel water.

A separate NAG waste rock dump may also be required. An additional PAG dump may be constructed on the south side of the Sulphurets ridge.

Other overburden is to be disposed in the NAG waste rock dumps. Overburden would be tested for acid generation prior to use.

Some overburden and glacial till are to be stored for later use as a cover for the waste rock dumps to create a moisture barrier and a growth medium for eventual revegetation. In addition, the NAG waste rock is proposed to be used as an erosion resistant cover and for basal drains for the PAG waste rock dump and to line runoff channels for non-contact surface water. Much of the current surface area of the zones is barren of vegetation due to the relatively recent glacial ice recession.

Environmental Considerations

The KSM Project requires certification under both the British Columbia Environmental Assessment Act and the Canadian Environmental Assessment Act processes. In addition, numerous federal and provincial licences, permits and approvals will be required to use, construct and operate the project. The BC Environmental Assessment process was initiated in March of 2008 with the submission of a “Project Description” to the BC Environmental Assessment Office. Federal regulatory authorities were also informed of the proposed project at that time.

On-site baseline environmental work was initiated by Rescan Environmental Services Ltd. (“Rescan”) in the spring of 2008 and continued in 2009, with the second year of a planned two year baseline program. Rescan led this work, the preparation of the Environmental Assessment and the submissions required to acquire operating permits. Seabridge is involved with consultation meetings with local communities, regulatory agencies, regional and municipal governments, Treaty Nations and the First Nations to advance the proposed project through the review processes.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment. Parallel twin tunnels connected by crosscuts containing the slurry and return water pipelines and services would need to be constructed to deliver the mill feed for processing and tailing storage. The proposed route of the tunnels extends from the north side of the Mitchell zone approximately 23 kilometers to the northeast into the upper reaches of the Teigen Creek valley. There would be a saddle point approximately 16 kilometers from the Mitchell portal where the tunnel daylights.

Highway 37, a major road access to northern British Columbia passes within 14 kilometers of the KSM Project’s proposed tailing site. A preliminary road study by McElhanney Consulting Services, Ltd. proposes a 14 kilometer routing to the plant site and 1 kilometer spur road to the Teigen Creek side of the tailing facility.

A temporary construction road approximately 15 kilometers long is planned from the plant site to the tunnel saddle point to facilitate tunnel construction and PAG rock removal from the tunnel saddle portals. Road access to Mitchell Creek is to be provided by a 34 kilometer continuation of the Eskay Creek Mine access road.

Copper concentrates (averaging approximately 1,000 t/d) produced at the process site would be filtered near the plant site and transported 200 kilometers by contract trucking firms on Highway 37 and 37A to a storage site near Stewart, British Columbia. Concentrates would be loaded and shipped via ocean transport to overseas smelters.

Power Supply and Distribution

The northern most extension of the current BC Hydro grid in the KSM Project area is a 220 kilometers long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, British Columbia. The community of Stewart, British Columbia is provided service by a continuation of the transmission line from Meziadin. The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property. There is a currently proposed new 287 kV “Northwest Transmission Line” (“NTL”) from Skeena substation following in proximity to Highway 37 past the KSM property as far north as Bob Quinn Lake. However, due to the uncertainty of this project and the estimated costs, it is proposed to take regular service from BC Hydro at Meziadin Junction under their bulk rate schedule 1823. This will require significant system reinforcement on the part of BC Hydro, including the construction of a new 287 kV transmission line from Skeena to Meziadin (similar to the current NTL plans). As the KSM load is large, in the range of 150 MW, BC Hydro’s revenues will be sufficient such that they would under current policy fund this construction, only requiring a bond over a seven year period from the Company. Consequently, the KSM Project would take service at Meziadin and would then be responsible for construction of a 287 kV transmission line from Meziadin to Snowbank Creek, just north of Bell II (102 kilometers in length) and then a further 14 kilometer interconnection to the KSM No. 1 substation, located adjacent to the flotation plant.

Overhead power lines and underground cables would be run from feeder breakers in the 287 kV No. 1 flotation step-down substation to distribute power around the plant site.

Service to the Mitchell mine and mill site would be provided by a 287 kV cable (23 kilometers in length) through the slurry pipeline tunnel connecting the plant site to the mine. This supply would terminate at the 287 to 25 kV step-down Substation No. 2 at in the proposed Mitchell plant area. 25 kV cables are proposed to feed the mill building and 25 kV overhead power lines would extend from the substation to the primary crusher area and around the rim of the open pit mines to service pit equipment.

The 2009 KSM Preliminary Economic Assessment Report capital and operating cost estimates were developed with these electrical service concepts.

The recommended power supply option involves construction of 103 kilometers of 287 kV transmission line from Meziadin Junction, generally parallel to Highway 37, to Snowbank Creek, a point just north of Bell II. The plan is based on use of the same right-of-way and the associated environmental assessment review process, currently underway, for the NTL project and assumes cooperation by British Columbia Transmission Corporation and the British Columbia government. The required environmental studies for the NTL are currently proceeding.

The 287 kV branch line to the mine (also by the Company) includes 14 kilometers of 287 kV transmission line generally following the mine access road.

Capital Cost Estimate

An initial capital of US$3.083 billion is estimated for the project. Costs in the 2009 KSM Preliminary Assessment Report have been converted using a fixed currency exchange rate of CDN$1.00 to US$0.90. The expected accuracy range of the capital cost estimate is +25%, -10%. Initial capital has been designated as all capital expenditures required to produce concentrate and doré. A summary of the major capital costs is shown in the following table.

Description	US$000
Direct Works
Overall Site	84,000
Mining	320,000
Minesite Crushing and Grinding	381,000
Tunnel Pumping	122,000
Plantsite Grinding and Flotation	248,000
Tailing Dam	118,000
Ore Haulage Tunnel	138,000
Mitchell Diversion Tunnel	36,000
Mitchell Diversion Hydro Plant	3,000
Water Treatment	91,000
Site Services and Utilities	11,000
Ancillary Buildings	65,000
Plant Mobile Fleet	6,000
Temporary Services	121,000
Roads, Power & Infrastructure	258,000
Subtotal	2,002,000
Indirects
Project Indirects	645,000
Owner’s Costs	45,000
Contingencies	391,000
Subtotal	1,081,000
Total Capital Cost	3,083,000

Operating Cost Estimate

The operating cost for the KSM Project was estimated at US$10.57/t milled. The estimate was based on an average annual process rate of 120,000 t/d milled.

The updated costs in this section are stated in Q2 2009 U.S. dollars, however, the remaining costs are in Q3 2008 U.S. dollars. The expected accuracy range of the operating cost estimate is +25%, -10%.

Power is to be supplied by grid lines at an average cost of US$0.039/kWh. Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and estimated equipment load power draws for the rest of the process equipment. The power cost for the mining section is included in the mining operating cost. Power costs for surface service is included in site services.

Average Operating Cost Summary

	US$/a (000’s)	US$/t Milled
Mine
Mining Costs – Mill Feed	173,744*	4.02*
Mill
Staff & Supplies	176,544	4.03
Power (Process only)	40,567	0.93
G&A and Site Service
G&A	32,213	0.75
Site Service	5,913	0.14
Tailing and Water Treatment
Tailing	6,610	0.15
Water Treatment	23,905	0.55
Total	459,526	10.57

*	including pre-production operating costs of US$168.2 million.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment and G&A. Sustaining capital includes all capital expenditures after the process plant has been put into production.

Economic Evaluation

Metal revenues projected in the KSM Project cash flow models were based on the average metal production values as follows:

	Years 1 to 8	Life of Mine
Total Tonnes to Mill (000s)	345,601	1,293,001
Annual Tonnes to Mill (000s)	43,200	43,200
Average Grades
Gold (g/t)	0.711	0.609
Copper (%)	0.176	0.215
Silver (g/t)	2.74	2.21
Molybdenum (ppm)	52.8	51.9
Total Production
Gold (000s oz)	6,130	19,278
Copper (000s lb)	1,091,872	5,259,442
Silver (000s oz)	22,249	67,054
Molybdenum (000s lb)	14,859	60,043
Average Annual Production
Gold (000s oz)	766	644
Copper (000s lb)	136,484	175,721
Silver (000s oz)	2,781	2,240
Molybdenum (000s lb)	1,857	2,006

A full production schedule, which maximizes mine and mill production, was carried forward to a cash flow analysis using three metals price scenarios. In the base case scenario, the three year average prices for gold, copper, silver and molybdenum were used, consistent with industry standard. In the alternate scenario, more conservative metal prices were used. In the third scenario spot metals prices on July 27th, 2009 (just before the announcement of the results of the 2009 KSM Preliminary Assessment Report) were used. The cash flow analysis for the base case scenario shows that the project would have a 30 year mine life and a positive cash flow of US$11,570 billion at a 0% discount rate. The analysis shows that the project would have a positive NPV of US$3.424 billion at a 5% discount rate. The project NPV decreases to US$1.356 billion at a 5% discount rate in the alternate case but increases to US$3.703 billion at a 5% discount rate when using the metal spot prices. With the base case three-year metal price average, the cash cost per ounce of gold (net of by-product credits) is negative US$51.00. The corresponding total cost per ounce of gold produced is US$178.00.

The financial analysis shows that the internal rate of return (“IRR”) will be 12.6% for the base case and will decrease to 8.5% for the alternate case and increase to 13.6% for the spot price case. The payback period is 6.6 years for the three-year base case, 8.8 years for the alternate case and 5.8 years for the spot price case.

The following table summarizes the key inputs to the financial model for the base case, the alternate case and the spot prices and the KSM Project’s estimated financial results for each of these scenarios.

		Base Case 3-year Average	Alternate Case	Spot Price July 27, 2009
Gold	US$/oz	778	800	950
Copper	US$/lb	3.00	2.00	2.50
Silver	US$/oz	13.68	12.50	14.00
Molybdenum	US$/lb	26.05	15.00	15.00
Exchange Rate	US:Cdn	0.90	0.90	0.90
NPV (at 0%)	US$B	11.570	6.326	11.707
NPV (at 5%)	US$B	3.424	1.356	3.703
IRR	%	12.6	8.5	13.6
Cash Cost / oz Au	US$/oz	-51	243	114
Payback Period	Years	6.6	8.8	5.8
Total Cost/oz	US$/oz	178	472	343

Seabridge cautions that the 2009 KSM Preliminary Assessment Report incorporates inferred mineral resources which are considered too geologically speculative to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the 2009 KSM Preliminary Assessment Report will be realized.

Sensitivities were run and it was determined that pit size is most sensitive to gold grade and gold prices and least sensitive to initial capital costs. Details of the results of the sensitivity analysis appear in the 2009 KSM Preliminary Assessment Report.

Opportunities and Recommendations

The following sections from the 2009 KSM Preliminary Assessment Report outline areas to investigate for project improvements.

A.  Geology/Resource Recommendations

•	re-survey drill hole collar locations for holes that show an apparent difference in elevation relative to the new topographic base map;
•	complete drilling programs to upgrade the currently identified inferred resources to indicated resources;
•	construct an updated geological model for the Kerr deposit; and
•	construct a waste rock classification model for each pit area in order to classify waste material.

B.  Mining Recommendations

•	evaluate extended mine life with higher strip ratio material which has long term potential at higher prices, reduced costs, and lower exchange rates;

•	additional drilling/resource modeling for improved resource and geotechnical confidence, reducing waste stripping in the early mine schedules;
•	detailed hydro-geology evaluation of the area to improve the accuracy of pit dewatering design and to assess the diversion and water management for the mining area;
•	ongoing evaluation of an overall waste rock management plan to reduce haul distances from Kerr and South Mitchell pits;
•	alternative mining methods and technologies studies to improve efficiencies and reduce fuel consumption;
•	further climate studies and operability studies to mitigate disruptions and improve safety during extreme mountain weather conditions;
•	risk assessment and mitigating study for implementing tasks; and
•	a detailed geotechnical study of the potential pit slope angles to refine the project economics.

C.  Process Recommendations

•	further evaluation of the use of high pressure grinding rolls to reduce operating costs for energy and grinding media; and
•	further metallurgical test work and mineralization evaluations for each of the pit areas.

D.  Other Recommendations

•	a geohazard assessment including snow and avalanche loss control programs as the project infrastructure locations become more defined;
•	optimization of waste dump locations together with appropriate water management during placement and after mine reclamation has been completed;
•	crushing and conveying of mill feed and waste from Kerr, rather than using mine haul trucks to transport the mill feed and waste long distances over adverse topography; storage of high-PAG Kerr waste adjacent to Mitchell pit for subsequent flooded disposal within the pit upon Mitchell pit closure;
•	options involving pumping of concentrate to Stewart, British Columbia, rather than concentrate trucking, indicate marginal economical benefit; however, further evaluation work may be warranted in the project’s pre-feasibility stage; and
•	evaluation of other alternative sites for PAG dumps that allow geological confinement and collection of leachate from the surface of low permeability rock areas.

In response to certain of the foregoing recommendations, drilling was undertaken in 2009 with a view to upgrading the 277 million tonnes of inferred resource contained in the 30 year mine plan to the measured and indicated categories, the results of which have been incorporated into the updated 2010 KSM Estimate Report discussed below.

KSM Updated Resource Estimate — Technical Report

RMI, under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), a Qualified Person under NI-43-101, completed a Technical Report for the KSM Project to update the resource estimate for the project to incorporate 2009 drilling results. The report is entitled “January 2010 Updated KSM Mineral Resources” and dated January 25, 2010 (the “2010 KSM Estimate Report”).

The following summarizes information from the 2010 KSM Estimate Report.

During 2009, Seabridge completed a 14,000 meter core drill program at the KSM Project with the primary objective to upgrade resources to the level required for a reserve calculation. RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell, Sulphurets and Kerr zones. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into measured, indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. Recoverable gold equivalent grades were calculated using a US$650 gold price with a 70% recovery rate and a US$2.00 copper price with an 85% recovery rate.

The following table summarizes the updated mineral resource estimates for the Mitchell, Sulphurets and Kerr zones at the KSM Project using a 0.50 gram per tonne gold equivalent cut-off grade:

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
Kerr		No Measured Resources				237,500	0.26	0.48	1,985	2,513
Sulphurets		No Measured Resources				159,000	0.63	0.28	3,221	981
Mitchell	659,700	0.64	0.17	13,574	2,472	1,080,900	0.58	0.17	20,156	4,050
Total	659,700	0.64	0.17	13,574	2,472	1,477,400	0.53	0.23	25,362	7,544

	Measured + Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Cu (%)	Au Ozs (000)	Cu Lbs (millions)
Kerr	237,500	0.26	0.48	1,985	2,513	76,100	0.20	0.30	489	503
Sulphurets	159,000	0.63	0.28	3,221	981	144,000	0.50	0.16	2,317	511
Mitchell	1,740,600	0.60	0.17	33,730	6,522	537,000	0.44	0.14	7,597	1,657
Total	2,137,100	0.57	0.21	38,936	10,015	757,100	0.43	0.16	10,403	2,671

Note:	The resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors.”

The Company believes its consultants will be able to complete a pre-feasibility study by April 2010 that uses this most recent resource estimate and converts a portion of these resources into reserves.

Courageous Lake Project

Overview

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. The property is comprised of 17 federal mining leases, 42 federal mining claims and one optioned federal mining claim (Red 25) having a combined area of 67,366 acres. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property. Geology of the Courageous Lake Project is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.

The property lies in a historic mining district and includes two past producing gold mines. Year round access is available by air, either by fixed wing aircraft to the airstrip at the former Salmita mine six kilometers to the south, or via float-equipped aircraft to several adjacent lakes. During mid-winter, access is available via a winter road which branches from the main winter road to the Lupin Mine.

Considerable exploration work was completed at the property before it was acquired by Seabridge in 2002. Seabridge has completed additional extensive exploration and development on the property, culminating in the preparation of a preliminary assessment in 2008.

Courageous Lake Preliminary Economic Assessment of March 2008

In September 2005, a preliminary economic assessment for the Courageous Lake Project was completed. In March 2008, an updated preliminary economic assessment for the Courageous Lake Project was completed by a group of independent consultants including Wardrop, Snowden Mining Consultants Inc. (“Snowden”), EBA Engineering Consultants Ltd. (“EBA”), TJS Mining-Met Services Inc. (“TJS”), W.N. Brazier & Associates Inc. (“Brazier”) and RMI.

The updated preliminary assessment is dated March 10, 2008 and is entitled “Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008” (the “2008 CL Preliminary Assessment Report”). The infrastructure evaluation and the overall study were coordinated by T.J. Smolik of TJS. Other consultants with their responsibilities are listed in this Prospectus under the heading “Interests of Experts”.

The 2008 CL Preliminary Assessment Report contains the expression of the professional opinion of TJS, Wardrop, Snowden, Brazier, EBA and RMI based on: (i) information available at the time of preparation, (ii) data supplied by outside sources, (iii) conclusions of other technical specialists named in the 2008 CL Preliminary Assessment Report and (iv) the assumptions, conditions and qualifications in the 2008 CL Preliminary Assessment Report. The quality of the information, conclusions and estimates contained in the 2008 CL Preliminary Assessment Report are based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy. The study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The remainder of this section summarizes the findings of the 2008 CL Preliminary Assessment Report.

The independent consultants have concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average annual production of 500,500 ounces of gold at a life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$1.13 billion.

Mineral Resources

At a 0.83 gram per tonne cut-off, gold resources for the project drawn from the report of RMI entitled “Updated Mineral Resource Estimate, The Courageous Lake Project, Northwest Territories, Canada” (the “2007 Courageous Lake Estimate Report”) and dated February 22, 2007, were stated as follows:

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

Note:	These resource estimates have been prepared in accordance with NI 43-101. See “Cautionary Note to United States Investors.”

Snowden used the resource model prepared by RMI as part of its development of the mining plan for the project. The model was not validated by Snowden and grades were accepted as is. RMI has noted that further work would be required, including in-fill drilling, to advance the project to acceptable levels of measured and indicated resources for a pre-feasibility or bankable feasibility study.

Mine Planning

A preliminary pit was selected based on the following cost estimates and operating assumptions.

Variable	Units
Mine Cost	US$1.14/tonne mined (average)
Processing and G&A Cost	US$14.19/tonne processed
Processing Rate	9.125 million tonnes per year
Pit Slopes	55d SW and 50d NE
Dilution	5% (metal only)
Metal Recovery	88.9%

Snowden used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. Snowden also determined that a mining dilution factor of 5% grade dilution (equivalent to metal loss) was appropriate for the base case estimate. Based on their analysis, using the December 2006 EBA geotechnical projections of pit slopes, Snowden estimated the in-pit diluted resources within the ultimate pit limit as follows:

Courageous Lake In-Pit Material above 0.76 gram per tonne cut-off

Tonnes (000’s)	Grade (g/t)	Total Ounces Fed	Waste Tonnes (000’s)	Total Tonnes (000’s)
106,000	1.91	6,510,000	782,000	888,000

Sensitivities were run and determined that pit size is most sensitive to gold price and least sensitive to operating costs.

To ensure high grades in the early years, a phased mining strategy with stockpiling is proposed. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 100 million tonnes per year with the mill feed rate set at 9.125 million tonnes per year. The average strip ratio over the life of the mine is estimated at 7.4:1, and peaks at around 20:1 in years five and six when large quantities of waste would be removed and the plant feed would come from stockpiles developed in earlier years.

To maximize productivity and minimize unit mining costs, large-scale mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity hydraulic shovels have been specified. Manpower requirements were estimated based on a 12 hour shift schedule, working four days on and four days off with four full crews of operating and maintenance personnel providing a 24 hour per day, seven day per week operation. Over the life of mine, Snowden has estimated average mining costs of US$1.14 per tonne of material mined.

Metallurgical Process and Plant

The project’s gold to sulphur ratio compares favourably with other operating refractory gold mines. Mineral samples from the Courageous Lake deposits can produce a high-grade flotation concentrate at a relatively coarse primary grind size. Total process operating costs are estimated at US$13.14 per tonne of milled.

The proposed process plant is designed to treat an average of 9.125 million tonnes of mineralization per year. To reduce the project’s comminution energy requirements, a high pressure grinding roll circuit is proposed for the comminution process. The mill feed would be processed through a primary gyratory crusher and stored in a coarse mill feed stockpile. The primary crushed material would be reclaimed by conveyor and sent to screening and secondary crushing and then treated through the high efficiency grinding rolls. The high pressure grinding roll product would be further ground in a grinding circuit consisting of two ball mills and hydrocyclones.

The hydrocyclone overflow would be sent to flotation for upgrading. The rougher flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover over 90% of the gold in the rougher concentrate. The concentrate then would be reground in a tower mill and upgraded by one stage of cleaner flotation. The cleaner concentrate would be further reground in a tower mill and thickened prior to the subsequent oxidation processes. The cleaner tailings containing a low gold content would be thickened and pumped to the gold leach circuit for treatment with the oxidized concentrate products.

The upgraded cleaner concentrate is to be sent to a two-stage oxidation (hybrid) circuit consisting of biological leaching to partially oxidize gold bearing sulfides in the concentrate and conventional pressure oxidation to oxidize the remaining sulphides. After the oxidized slurry is cooled, it is to be sent through a washing circuit to reduce the acidity and is then conditioned with lime prior to cyanide gold leaching.

The pH-adjusted slurry would be pumped to a gold leach circuit utilizing activated carbon (CIP Circuit) to adsorb dissolved gold. The cleaner flotation tailings would also be leached in this circuit. The activated carbon is then to be treated in a pressure stripping circuit to remove adsorbed gold from the carbon for ultimate deposition and removal in an electrowinning circuit. The overall gold recovery is expected to be 89% with these process stages.

The diluted acid solution from the washing stage is to be recycled to the flotation circuit and the excessive acid solution is treated by a lime neutralization circuit.

Infrastructure

Due to the remote location, the Courageous Lake Project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 45 MW can be supplied entirely by diesel generation which can be supplemented with 20 MW peak capacity of wind power generation (estimated to average 6.6 MW of power demand over a yearly time period). The economic comparison of power costs from on-site combustion turbines compares favourably with multiple units of diesel generators. Control systems are available for handling the variable output of the wind generation units. An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study together with local minesite access roads.

Environmental and Project Scheduling

It is estimated that the project would take approximately six years to commence production with the environmental and permitting process for the project estimated at two years. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005, 2006 and 2007. During the two-year environmental process, the in-fill drilling, bulk sampling and final feasibility study could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional two to three years.

Tailings Management

The preferred location for a tailings impoundment is east of the Courageous Lake deposit and plant site. A “wet tailings” scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 106 million tonnes of processed material. A waste material dump is to be located west of the proposed mill site.

Project Operating Costs

Average operating costs over the 11.6 year mine life are estimated as follows:

	Annual Costs (US$000)	US$/tonne processed	US$/ounce Gold Recovered
Mine	87,500	9.59	174
Process
Consumables	45,908	5.03	92
Manpower	10,421	1.14	21
Power – Process	57,427	6.29	115
Power – Services	6,132	0.67	12
G & A including Camps and Roads	9,569	1.05	19
Transportation & Refining	1,001	0.11	2
Total	217,958	23.88	435

Project Capital Costs

The initial capital costs for the project are estimated as follows:

Item	(US$000)
Mine Direct Costs	137,581
Plant Direct Costs	277,142
Environmental & Tailings Mgmt Direct Cost	17,286
Infrastructure	187,480
Total Direct Costs	619,488
Construction Indirect	37,962
Spare Parts	16,657
Owner’s Costs	5,800
Engineering & Procurement	57,720
Total Indirect Costs	118,139
Total Direct And Indirect Costs	737,627
Contingency @ 15%	110,644
Total Initial Capital Costs	848,271

Total sustaining capital and closure costs over the life of the mine are estimated at US$51 million.

Base Case and Sensitivity Financial Analysis

Using the input parameters described above and a gold price of US$690 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

•	Gold Price — ranging from US$600 to US$1,000 per ounce. The estimated breakeven gold price for the project is at US$600 per ounce using the base case assumptions.
•	Capital and Operating Costs — costs were varied by ± 10% from the base case with the results summarized the in the table below. Capital costs have a smaller impact on the project than operating costs.

Pre-Tax Cash Flow Sensitivity

Variables	Project Net Cash Flow	Project NPV @ 5%	Project IRR
	(US$millions)	(US$millions)
Base Case (Gold @ US$690)	$500	$175	9%
Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,127	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%
Capital Costs +10%	$411	$92	7%
Capital Costs -10%	$589	$260	12%
Operating Costs +10%	$245	($6)	5%
Operating Costs -10%	$753	$358	13%

Project Opportunities

Work on the Courageous Lake Project will be continued to evaluate modifications which could improve project economics. Some of the opportunities identified are as follows:

•	All-weather road: An all-weather road in close proximity to the site would have a large positive impact on the project’s capital and operating costs. Various levels of government and First Nations groups continue to study the all-weather road possibilities. There would be a significant reduction in on-site storage requirements, especially fuel oil and reagents such as lime.
•	Power generation sharing: A coal-fired power plant developed in the Bathurst Inlet, and the installation of a power transmission line to the three diamond mines and Courageous Lake, would significantly reduce operating costs for these mines. A shared power-generating facility seems a reasonable approach.
•	Mine life extensions: As demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project’s pre-tax net cash flow. Additional drilling would improve the confidence levels of the Courageous Lake Project resource estimates and may also provide more information that would improve ore scheduling from the open pit.
•	Alternate power schemes: The option of hydro power from the Tolstan Station is another possibility; long power transmission lines would have to be built to benefit from this power source. Wind generation at site is capital intensive, but produces energy at very low operating costs. Further site work is needed to document the wind and weather conditions which would apply to wind power generation.

MANAGEMENT

The names and municipalities of residence of the directors and officers of the Company, the positions held by them with the Company, their principal occupations for the past five years and their share holdings in the Company are as follows:

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past five years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board	President, Suma Investments Inc., a private investment company, since 1986.	Since October 1999	659,791 directly 548,334 indirectly
A. Frederick Banfield(1)(3) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	145,000
William M. Calhoun(1)(2)(3) Silverton, Idaho, USA Director	President, W.M. Calhoun Inc., a minerals industry consulting company, since 1983.	Since February 2000	81,667
Thomas C. Dawson(1)(3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	16,000 directly 2,000 indirectly
Louis J. Fox(2)(3) Ft. Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January 2000	229,000
Rudi P. Fronk Toronto, Ontario, Canada Director, President & CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	900,000 directly 20,000 indirectly
Eliseo Gonzalez-Urien(2) Ashland, Oregon, USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	45,000
William E. Threlkeld Lakewood, Colorado, USA Senior Vice President	Senior V.P., Seabridge Gold Inc. since 2001, consultant to Seabridge, 1997 – 2001.	Since November 2001	250,000
Roderick Chisholm Mississauga, Ontario, Canada Secretary and CFO	Secretary, Seabridge Gold Inc. since 2003; Chief Financial Officer, Seabridge Gold Inc., since 2004.	Since June 2003	147,312
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold Inc. since 2003; Manager of Administration and Webmaster, Seabridge Gold Inc., since 2000.	Since June 2003	28,000

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee
(4)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 15, 2010, based upon information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares are held directly.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any shelf prospectus supplement.

Risks related to the company and its industry

The Company has a history of net losses and expects losses to continue for the foreseeable future.

The Company has a history of net losses and, although the Company achieved a net profit of $10,290,000 for the fiscal year ended December 31, 2008 primarily as a result the sale of the Noche Buena project, the Company expects to incur net losses for the foreseeable future. As of September 30, 2009, the Company’s historical net losses totalled approximately $20,472,000. None of the Company’s properties has advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. There is no assurance that the Company will be profitable in the future.

The Company’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to sell property interests, enter into joint ventures or obtain suitable financing.

The Company has limited financial resources to sustain operations. The Company requires capital to maintain title to and undertake exploration and development of the Company’s principal exploration properties and to cover corporate expenses. Currently, the Company has sufficient funds to complete the updated preliminary economic assessment for the KSM Project and to cover general and administrative costs for the next 12 months. Additional financing will be required to continue to undertake additional development of the Company’s mineral properties. The maintenance of and further exploration and development of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects or equity or debt financing. Such sources of financing may not be available on terms acceptable to the Company, or at all. Disruptions in the current credit and financial markets has limited access to capital and credit for many companies, which may make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Failure to obtain such financing may result in delay or indefinite postponement of exploration and development work on the Company’s mineral properties, or the possible loss of such properties. Satisfying financing requirements through the sale of projects or establishment of one or more joint ventures would reduce the Company’s gold ownership per share and therefore its leverage to the gold price.

The Company has no known reserves and economic reserves may not exist on its properties.

Despite considerable work on its mineral claims, no known reserves have been established on any of the Company’s mineral properties. Additional work will be required in order to determine if an economic deposit exists on the Company’s properties. There is no certainty that exploration of the Company’s mineral properties will result in the identification of commercially recoverable quantities of reserves or that, if found, reserves will actually be mined or processed profitably. Even in the event commercial quantities of ore are discovered, the exploration properties might not be brought into commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of the exploration personnel involved. The Company has relied and will continue to rely upon consultants for development and operating expertise. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices, government policy and regulation and environmental protection. Most of these factors are beyond the control of the Company.

The figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in this Prospectus and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be inaccurate. There can be no assurance that resource or other mineralization figures will be accurate or this mineralization could be mined or processed profitably.

Because the Company has not commenced commercial production at any of its properties, resource estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that recovery of minerals in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this Prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Substantial declines in market prices for gold and other metals may eliminate the estimated profitability of the Company’s deposits and result in reduced reported resources. Any material reductions in estimates of resources, or of the Company’s ability to extract these resources, could have a material adverse effect on the Company’s prospects and could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Seabridge has anticipated and there are no assurances future development activities by Seabridge, if any, will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the reserves to be mined and processed;
•	anticipated recovery rates of gold and other metals from the reserves;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by Seabridge’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

Seabridge has no history of commercially producing precious metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious metals.

Seabridge has no history of commercially producing precious metals from its current portfolio of mineral exploration properties and the Company has no ongoing mining operations or revenue from mining operations. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated resources at its projects. None of the Company’s properties are currently under construction. The future development of properties found to be economically feasible, if any, will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure. Although Seabridge has disclosed that it will not undertake production activities by itself, it may be involved in commencement of production at one of its properties if it enters into a joint venture or other arrangement with a third party regarding production. As a result, Seabridge may be subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	availability and costs of skilled labour and mining equipment;
•	availability and cost of appropriate smelting and/or refining arrangements;
•	need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
•	availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, First Nations groups or local groups which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that, if the Company decides to be involved in mining activities, the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the potential profitability of the Company’s projects.

The potential profitability of the Company’s projects depends, in large part, upon the market price of gold, copper and other metals and minerals to be produced. The market price of gold, copper and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewellery and industrial products containing metals;
•	faith in paper currencies;
•	costs of substitutes;
•	changes in global or regional investment or consumption patterns;
•	global production levels;
•	speculative activities; and
•	sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and copper could adversely affect the Company’s ability to finance the exploration and development of the Company’s properties and to enter into joint ventures with strategic partners relating to the Company’s properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There is no assurance that if commercial quantities of gold, copper and other metals are discovered on the Company’s properties, that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company has a high ratio of gold resources per Common Share, fluctuations in gold prices have tended to have a greater impact on the price of the Common Shares.

The Company may be adversely affected by future fluctuations of foreign exchange rates.

The potential profitability of the Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from the Company’s projects are priced in U.S. dollars but, since the Company’s principal projects are located in Canada, the majority of its estimated expenditures will be in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of the Company’s projects and therefore its ability to continue to finance its operations. To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the preliminary economic assessments summarized in this Prospectus, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized). Accordingly, the Company’s prospects may suffer due to adverse currency fluctuations.

The Company’s activities and proposed business are inherently dangerous and contain significant uninsured risks that could negatively impact the Company.

The Company’s exploration and development of its mineral properties involves a number of risks and hazards. In addition, the business of mining is subject to various risks and hazards including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	rock bursts;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	earthquakes
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, plant and equipment, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Company currently maintains insurance against risks relating to its exploration activities in an amount which it believes to be reasonable. If the Company commences mining activities with a partner, it will be subject to mining risks, including those listed above. The Company anticipates that it will obtain the insurance it feels is reasonable for any mining activities it undertakes, however, such insurance contains exclusions and limitations on coverage and insurance for all risks is not likely available. There can be no assurance that the insurance the Company desires will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The Company might also be subject to liability for environmental damage or other hazards which may be uninsurable or for which it may elect not to insure because of premium costs or commercial impracticability. The payment of such liabilities would reduce funds available for the acquisition of mineral properties or exploration and development and would have a negative effect on the Company’s ability to generate revenues, profits and cash flows.

The Company is subject to substantial government regulatory requirements, which could cause a restriction or suspension of the Company’s operations.

The exploration and development activities of the Company and the potential for profitable operation of the Company’s mineral properties is affected to varying degrees by government regulations relating to exploration, development and mining activities, the acquisition of land, royalties, taxes, labour standards, pollution control, environmental protection, health and safety and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and the potential of its projects. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail further exploration or development or reduce or eliminate the potential profitability of a project. The Company may be required to compensate those suffering loss or damage by reason of its exploration activities or operations.

At the federal, state and provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. At the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Company’s operations on the existing population and services. There can be no assurance that all required approvals and permits will be able to be obtained.

Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated CDN$2,171,000 in reclamation liabilities for its properties. As at December 31, 2009, CDN$1,549,000 has been deposited for the benefit of the various government agencies until released or applied to reclamation costs. If the reclamation requires funds in addition to those already estimated or allocated, the Company could be forced to pay for the extra work, which could have a material adverse effect on the Company’s financial position and operations. In addition, unidentified environmental deficiencies may exist on other of the Company’s properties. The discovery of and any required reclamation of any additional properties would likely have an adverse effect on the Company’s operations and financial position.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of the Company’s operations.

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulations and actions. The Company cannot predict what environmental legislation, regulations or policy will be enacted or adopted in the future or how current or future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trends include, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require that the Company obtain permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, areas providing for habitat for certain species or other protected areas. The land claims process in Canada has recently resulted in many First Nations groups taking over administration of lands subject to the land claims settlement, and First Nations groups may look to impose additional requirements over land they administer. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, which may adversely affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

At the federal, state and provincial level, regulations deal with environmental quality and impacts upon air, water, soil, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable bureau and/or department before exploration can begin, and ongoing monitoring of operations is common. If the Company’s operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is not available for mineral properties in Canada and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. To date, the Company has only done a preliminary legal survey of the boundaries of its properties and has not obtained formal title reports on any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is challenged, the Company will have to defend its ownership through the courts. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties or being unable to enforce its rights with respect to its properties.

The present development plans at the KSM Project include the construction of twin 23 kilometer parallel tunnels through Crown land. The proposed route passes through approximately 15 kilometers of Crown land subject to mineral claims held by a third party. Seabridge has not been able to secure rights to drive the tunnels through this land and expects to have to pay reasonable compensation to secure a right of way through such mineral claims. Seabridge holds no right to drive the tunnels through such land and may be unable to secure such rights at all. Seabridge is exploring obtaining a right of way from the British Columbia government through such lands but there can be no assurance that a right of way can be obtained.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia and the Northwest Territories. The KSM Project lies within a traditional First Nation territory and no comprehensive treaty or land claims settlement has been concluded regarding these traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia and the Northwest Territories will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Company’s projects. In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Increased competition could adversely affect the Company’s ability to acquire suitable properties for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to acquire suitable properties for mineral exploration in the future.

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company’s operations.

The Company strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President and Chief Executive Officer. There is little possibility that this dependence will decrease in the near term. If the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its officers or directors. The Company does not carry any “key man” life insurance.

Certain of the Company’s directors and officers serve in similar positions with other natural resource companies, which put them in conflict of interest positions from time to time.

Certain of the directors and officers of the Company are also directors, officers or shareholders of other natural resource or mining-related companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Risks related to the common shares

The market for the Common Shares has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Common Shares.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation, high production costs) as well as factors unrelated to the Company or its industry. In particular, the price for gold has recently been at an all time high and may not sustain such levels. In addition, market demand for products incorporating minerals fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Common Shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, the Common Shares can also be expected to be subject to volatility resulting from market forces over which the Company will have no control. Further, despite the existence of markets for trading the Common Shares in Canada and the United States, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the shares.

The Common Shares are publicly traded and are subject to various factors that have historically made the Common Share price volatile.

The market price of the Common Shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including: the Company’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to the Company’s press releases, material change reports, other public announcements and the Company’s filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common Shares to be publicly traded after an offering pursuant to any shelf prospectus supplement; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

The market price of the Common Shares is affected by many other variables that are not directly related to the Company’s success and are, therefore, not within its control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made the trading price of the Common Shares volatile and suggests that the trading price of the Common Shares will continue to be volatile in the future.

The Company has never declared or paid any dividends on the Common Shares.

The Company has never declared or paid any dividends on the Common Shares. The Company intends to retain earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Common Shares will come from the appreciation, if any, in their value. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy.”

Shareholders’ interests may be diluted in the future.

The Company may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Common Shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Common Shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the Common Shares.

USE OF PROCEEDS

Unless otherwise specified in a shelf prospectus supplement, the net proceeds of any offering of Common Shares under a shelf prospectus supplement will be used for general corporate purposes, including funding future exploration and development work on the Company’s two material assets, the KSM Project and the Courageous Lake Project. More detailed information regarding the use of proceeds from a sale of Common Shares will be included in the applicable shelf prospectus supplement.

All expenses relating to an offering of Common Shares and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable shelf prospectus supplement.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preferred shares, issuable in series. As of February 11, 2010, 37,660,185 Common Shares were issued and outstanding and no Preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

Preferred Shares

The directors of the Company are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Options

As of the date of this Prospectus, there were options outstanding to purchase 1,751,000 Common Shares at exercise prices ranging from $9.50 to $29.60 with expiry dates ranging from April 1, 2010 to March 4, 2014.

The Company has a Stock Option Plan that was approved by the Company’s shareholders on June 18, 2008. Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations. At February 10, 2010, there are 2,391,000 Common Shares reserved for issuance under the Stock Option Plan, representing approximately 6.3% of the Company’s issued and outstanding shares as of February 10, 2010. The exercise price for options granted under the Stock Option Plan must be not less than the closing market price on the day preceding the date of grant of the options and the maximum term of options granted is five years.

The options granted to certain directors and senior officers are subject to two different sets of vesting provisions:

•	options granted before 2008 require that the Company’s share price achieves a certain price threshold and a certain price performance threshold before vesting; and
•	options granted in 2008 and thereafter vest upon the Company entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Company.

For further details on the terms of the Company’s Stock Option Plan, see the Company’s Management Proxy Circular dated April 24, 2009 incorporated herein by reference. See “Documents Incorporated by Reference”.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company, the only persons who beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Common Shares are as follows:

Name of Shareholder	Type of Ownership	Number of Common Shares		Percentage of Common Shares
FCMI Financial Corporation(1)(2)	Direct and indirect	8,629,632	(2)	22.9%
Royce & Associates, LLC	Direct	5,189,400	(3)	13.8%

(1)	Includes FCMI Financial Corporation and persons acting jointly or in concert with it. FCMI Financial Corporation, a company controlled by Albert D. Friedberg and members of his immediate family, owns approximately 555,000 Common Shares. Its affiliate, Pan Atlantic Bank and Trust Ltd., owns 8,001,232 Common Shares and Albert D. Friedberg and his spouse own 73,400 Common Shares.
(2)	Based on information in the Amended General Statement of Acquisition of Beneficial Ownership filed on EDGAR on January 22, 2010.
(3)	At November 30, 2009, based on a report filed by Royce & Associates, LLC under Part 4 of National Instrument 62-103 Early Warning System and Related Take-Over Bid and Insider Reporting Issues for the period ending November 30, 2009.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the AMEX under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume (rounded up or down to the nearest one hundred) on a monthly basis of the Common Shares on the TSX and AMEX, respectively:

	Toronto Stock Exchange			AMEX
Period	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)	Volume
2009
February	24.46	15.53	376,300	19.63	12.88	7,360,800
March	29.73	19.89	632,400	24.40	15.38	8,963,600
April	30.11	23.00	520,800	23.90	18.82	4,684,200
May	34.00	23.35	733,700	30.87	19.52	7,058,800
June	32.52	25.45	532,500	30.14	22.18	7,225,500
July	32.91	28.95	535,900	30.29	24.84	5,072,800
August	34.15	29.46	304,000	31.99	27.00	3,660,500
September	35.50	28.26	704,200	33.25	25.63	8,571,200
October	31.23	20.91	1,110,200	29.57	19.36	10,288,200
November	28.50	21.50	1,016,600	27.36	19.85	9,021,800
December	30.25	23.28	748,200	29.00	22.00	6,809,900
2010
January	31.57	25.34	710,400	29.57	24.00	6,196,740
February 1 – 11	28.35	24.25	316,900	26.72	22.60	2,239,600

PRIOR SALES

The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

January 5, 2009	Common Shares	10,000	$5.65	Exercise of Stock Options
January 6, 2009	Common Shares	15,000	$5.65	Exercise of Stock Options
January 8, 2009	Common Shares	12,500	$5.65	Exercise of Stock Options
March 31, 2009	Common Shares	15,000	$14.65	Exercise of Stock Options
April 1, 2009	Common Shares	10,000	$9.50	Exercise of Stock Options
July 30, 2009	Common Shares	100,000	$3.37	Exercise of Stock Options
August 4, 2009	Common Shares	7,500	$5.65	Exercise of Stock Options
September 18, 2009	Common Shares	5,000	$14.65	Exercise of Stock Options
January 4, 2010	Common Shares	57,500	$4.00	Exercise of Stock Options
January 22, 2010	Common Shares	4,000	$10.54	Exercise of Stock Options
March 4, 2009	Common Shares	25,000	$21.88	Grant of Stock Options
April 1, 2009	Common Shares	15,000	$28.70	Grant of Stock Options
November 11, 2009	Common Shares	15,000	$25.70	Grant of Stock Options
September 4, 2009	Common Shares	75,000	$32.57	Acquire Additional Mineral Claims adjacent to KSM Project

DIVIDEND POLICY

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

PLAN OF DISTRIBUTION

The Company may sell the Common Shares to or through underwriters or dealers, and also may sell Common Shares to one or more other purchasers directly or through agents. Each shelf prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Common Shares and the proceeds to the Company from the sale of the Common Shares. Only those underwriters, dealers or agents named in a shelf prospectus supplement will be the underwriters, dealers or agents in connection with the Common Shares offered thereby.

The Common Shares may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Common Shares may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Common Shares to which a shelf prospectus supplement pertains, the underwriters have made a bona fide effort to sell all of the Common Shares at the initial offering price fixed in the applicable shelf prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such shelf prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the underwriters to the Company.

In connection with the sale of Common Shares, underwriters may receive compensation from the Company or from purchasers of the Common Shares from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of Common Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Common Shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Common Shares may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business. In connection with any underwritten offering of Common Shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable shelf prospectus supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Common Shares.

The applicable shelf prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

LEGAL MATTERS

Certain legal matters in connection with the Common Shares offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Milburn LLP, with respect to United States legal matters. As at the date hereof, the partners and associates of DuMoulin Black LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent of the Company within the meaning of the Rules of Professional Conduct of the Ontario Institute of Chartered Accountants.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

INTEREST OF EXPERTS

The following are the names of all the persons who have prepared or certified a statement, report or opinion relating to the Company’s mineral properties described or included in this Prospectus, including in a document incorporated by reference in this Prospectus, and whose profession or business gives authority to the statement, report, opinion or valuation.

RMI is named in respect of:

•	the 2010 KSM Estimate Report;
•	2009 KSM Estimate Report; and
•	the 2007 Courageous Lake Estimate Report,

each of which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690).

With respect to the 2009 KSM Preliminary Assessment Report, the following experts are named and their responsibilities are as follows:

•	Wardrop, under the direction of Frank Grills and John Huang (overall report preparation, metallurgical testwork review, mineral processing, process operating costs, ore slurry tunnel, process capital costs and related infrastructure costs and financial analysis);
•	MMTS under the direction of Jim Gray (mine planning, mine capital and mine operating costs);
•	Brazier under the direction of W.N. Brazier (power supply and related costs);
•	Rescan under the direction of Greg McKillop (environment and permitting);
•	Bosche Ventures Ltd. under the direction of Harold Bosche (conveyors, pipeline, pumping, infrastructure, tailings delivery and reclaim);
•	Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and see page collection ponds, tailings dam, tailings access roads, pipeline, haulage and diversion tunnels, hydro plant and dumps);
•	RMI under the direction of Michael Lechner (mineral resources);
•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads); and
•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes).

With respect to the 2008 CL Preliminary Assessment Report, the following experts are named and their responsibilities are identified:

•	TJS under the direction of T.J. Smolik (overall study and infrastructure evaluation);
•	Wardrop under the direction of Ken Deter (process) and Frank Grills (process capital costs);
•	Snowden under the direction of Dick Matthews (mining plans, mine capital, mine operating costs and financial analysis), however, Dick Matthews is no longer under the employment of Snowden, and, for the purposes of this Prospectus and all documents incorporated by reference in this Prospectus, Snowden and not Dick Matthews is assuming responsibility for the disclosure, opinions and reports prepared by such individual as if the disclosure, opinions and reports were prepared by Snowden without reference to Dick Matthews;

•	Brazier under the direction of W.N. Brazier (electrical power supply, including capital costs and minesite unit energy cost);
•	EBA under the direction of Eric Fier (environment, geotechnical and tailings); and
•	RMI under the direction of Michael Lechner (mineral resources).

None of the companies, firms or persons identified above received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in British Columbia, Alberta and Ontario (the “Commissions”) and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	AIF of Seabridge, but excluding the information under the headings “Description of the Issuer’s Business — KSM Project — 2008 Resource Estimates” and “Description of the Issuer’s Business — KSM Projecte — Preliminary Assessment”;
b.	audited consolidated financial statements of Seabridge as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis;
c.	unaudited interim consolidated financial statements of Seabridge as at September 30, 2009 and for the three and nine months ended September 30, 2009 and 2008, together with the notes thereto and related management’s discussion and analysis;
d.	management proxy circular dated April 24, 2009 prepared in connection with Seabridge’s annual and special meeting of shareholders held on June 18, 2009;
e.	material change report dated January 5, 2009, announcing drilling results of the summer 2008 drill program at the Mitchell zone of the KSM Project;
f.	material change report dated January 8, 2009, announcing the final 2008 drill results from the Sulphurets zone of the KSM Project;
g.	material change report dated March 12, 2009, announcing updated gold resources for the KSM Project;
h.	material change report dated April 2, 2009, announcing updated gold and copper resources at the KSM Project;
i.	material change report dated June 10, 2009, announcing updated pit scenarios for the KSM Project;
j.	material change report dated June 25, 2009, announcing the execution of a letter of intent regarding the sale of the Company’s Red Mountain Project to BonTerra Resources Inc.;
k.	amended material change report dated August 4, 2009, announcing the results of the July 2009 updated Preliminary Economic Assessment of the KSM Project and amending the material change report filed August 4, 2009 to reflect the correct date of the material change;

l.	material change report dated August 19, 2009, announcing an agreement with Max Minerals Ltd. to acquire additional claims in the area of the KSM Project;
m.	material change report dated October 20, 2009, announcing drilling results from the summer 2009 drill program at the Sulphurets zone of the KSM Project;
n.	material change report dated October 20, 2009, announcing that the proposed sale of the Red Mountain Project to BonTerra Resources Inc. was not proceeding;
o.	material change report dated November 3, 2009, announcing drilling results from the summer 2009 drill program at the Mitchell zone of the KSM Project;
p.	material change report dated November 5, 2009, announcing drilling results from the summer 2009 drill program at the Kerr zone of the KSM Project;
q.	material change report dated January 18, 2010, announcing the updated mineral resource estimate at the KSM Project;
r.	material change report dated February 1, 2010, announcing the filing of the preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Ontario, Alberta and British Columbia, and the corresponding registration statement with the SEC under the U.S. — Canada multi-jurisdictional disclosure system;
s.	audited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and filed on SEDAR and EDGAR on January 26, 2010; and
t.	unaudited related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” as at September 30, 2009 and for the three month and nine month periods ended September 30, 2009 and 2008 and filed on SEDAR and EDGAR on January 26, 2010.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent indicated in any Report on Form 6-K furnished to the SEC or in any Report on Form 20-F or Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A shelf prospectus supplement containing the specific terms of an offering of Common Shares will be delivered to prospective purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such shelf prospectus supplement only for the purpose of the offering of the Common Shares covered by that shelf prospectus supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with, and, where required, accepted by, the applicable Commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with the Commissions during the currency of this Prospectus, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access their website at www.sec.gov for further information about the public reference room. You may read and download some of the documents the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the consent of Michael J. Lechner of RMI; (iv) the consents of Frank Grills, John Huang and Ken Deter of Wardrop; (v) the consent of Jim Gray of MMTS; (vi) the consent of W.N. Brazier of Brazier; (vii) the consent of Greg McKillop of Rescan; (viii) the consent of Harold Bosche of Bosche Ventures Ltd.; (ix) the consent of Graham Parkinson of Klohn Crippen Berger Ltd.; (x) the consent of Robert Parolin of McElhanney Consulting Services Ltd; (xi) the consent of Warren Newcomen of BGC Engineering Inc.; (xii) the consent of T.J. Smolik of TJS; (xiii) the consent of Snowden; (xiv) the consent of Eric Fier of EBA; (xv) the consent of DuMoulin Black LLP; and (xvi) the powers of attorney from certain directors and officers of Seabridge.

GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining terms used in this Prospectus:

cut-off grade  — The lowest grade of mineralized material that qualifies as a resource in a deposit. In other words, material of the lowest assay that is included in a resource estimate.

feasibility study — A definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government for mine operation. This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a mineral reserve and the details of its economic viability.

grade — The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

indicated resource — That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource  — That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured resource  — That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

net smelter return royalty/ NSR — A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

pre-feasibility study or preliminary feasibility study — A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

preliminary assessment, preliminary economic assessment or PEA — A study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to completion of a preliminary feasibility study.

reserve — The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource or mineral resource — A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge. Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act. Many of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws. The Company’s Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any suit or proceeding brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any shelf prospectus supplement.